Filed with the Securities and Exchange Commission on November 8, 2000

                           Registration No. 333-45172

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form S-6

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
              OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust: Variable Account B

B.    Name of depositor:   American International Life Assurance Company
                           of New York

C.    Complete address of depositor's principal executive offices:
      80 Pine Street, New York, NY 10005

D.    Name and address of agent for service:
      Kenneth D. Walma, Vice President and General Counsel
      One Alico Plaza
      600 King Street
      Wilmington, DE  19801

COPIES TO:
Michael Berenson, Esq.        and      Ernest T. Patrikis, Esq.
Jorden Burt Boros Cicchetti            Senior Vice President and General Counsel
Berenson & Johnson, LLP                American International Group, Inc.
Suite 400 East                         70 Pine Street
1025 Thomas Jefferson Street, NW       New York, NY  10270
Washington, DC  20007-0805

E.    Title and amount of securities being registered:

      Flexible Premium Variable Universal Life Group Insurance Policies and Certificates and Individual Insurance Policies.

F.    Approximate date of proposed public offering:

      As soon as practicable after the effective date of this Registration Statement.

      The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                     Part I

[Polaris VUL Logo]                                   American International Life
                                                   Assurance Company of New York
                                                              Variable Account B
                                                                  80 Pine Street
                                                              New York, NY 10005
                                                                  1-800-340-2765

     Flexible Premium Variable Universal Life Group and Individual Policies

American International Life Assurance Company of New York is offering life insurance coverage under Polaris VUL to individuals and to groups. The description of the policy applies equally to an individual policy, a group policy, and a certificate issued under a group policy. The policy is a flexible premium variable universal life insurance policy that allows you, the owner of the policy, within limits, to:

            o Select the face amount of life insurance. You may within limits change your initial selection as your insurance needs change.

            o Select the amount and timing of premium payments. You may make more premium payments than scheduled or stop making premium payments.

            o Allocate premium payments and your policy's Account Value among the variable investment options and the guaranteed investment option.

            o Receive payments from your policy while the Insured is alive through loans, partial withdrawals or a total surrender.

This document contains information about the policy. You should read this document carefully before you decide to purchase the policy. You should also keep this document for future reference.

Neither the policy nor shares of the portfolios are deposits or obligations of, or guaranteed or endorsed by, a bank and they are not federally insured by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved the policy or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              _______________, 2000

                               Investment Options
----------------
                      The Variable Account is divided into subaccounts. Each
Variable              subaccount invests in shares of a portfolio of the Anchor
Investment            Series Trust or SunAmerica Series Trust. Each portfolio is
Options               named below. The prospectuses for Anchor Series Trust and
                      SunAmerica Series Trust contain information about each
----------------      portfolio. You should read these prospectuses carefully.

Anchor Series Trust

      Managed by Wellington Management Company, LLP

            o     Capital Appreciation Portfolio
            o     Government and Quality Bond Portfolio
            o     Growth Portfolio
            o     Natural Resources Portfolio

SunAmerica Series Trust

      Managed by Alliance Capital Management L.P.

            o     Global Equities Portfolio
            o     Alliance Growth Portfolio
            o     Growth-Income Portfolio

      Managed by Davis Selected Advisers, L.P.

            o     Real Estate Portfolio
            o     Davis Venture Value Portfolio

      Managed by Federated Investors, Inc.

            o     Corporate Bond Portfolio
            o     Federated Value Portfolio
            o     Telecom Utility Portfolio

      Managed by Goldman Sachs Asset
        Management/Goldman Sachs Asset
          Management International

            o     Asset Allocation Portfolio
            o     Global Bond Portfolio

      Managed by MFS Investment Management

            o     MFS Growth and Income Portfolio
            o     MFS Mid-Cap Growth Portfolio
            o     MFS Total Return Portfolio

      Managed by Morgan Stanley Asset
        Management

            o     International Diversified Equities Portfolio
            o     Worldwide High Income Portfolio

      Managed by Putnam Investments

            o     Emerging Markets Portfolio
            o     Putnam Growth Portfolio
            o     International Growth and Income Portfolio

      Managed by SunAmerica Asset
        Management Corp.

            o     Aggressive Growth Portfolio
            o     SunAmerica Balanced Portfolio
            o     Cash Management Portfolio
            o     "Dogs" of Wall Street Portfolio
            o     High-Yield Bond Portfolio

------------------

Guaranteed              You may allocate your Account Value to the Guaranteed
Investment Option       Account. The Guaranteed Account is part of our general
                        account. We will credit interest equal to at least an
-------------------     effective rate of 4% per year, compounded annually on
                        that portion of Account Value that you allocate to the Guaranteed Account. We may, in our discretion, elect to credit a higher rate of interest. This document generally describes only that portion of the Account
                        Value allocated to the Variable Account.

================================================================================

                                Table of Contents

================================================================================

Special Terms.....................................................

Summary of the Policy.............................................
   Overview.......................................................
   Applying for a Policy..........................................
   Premium Payments...............................................
   Account Value..................................................
   Death Benefit..................................................
   Cash Benefits During the Life of the Insured...................
   Expenses of the Policy.........................................
   Federal Tax Considerations.....................................

Purchasing a Polaris VUL Policy...................................
   Applying for a Policy..........................................
   Your Right to Cancel the Policy................................
   Premium........................................................
     Restrictions on Premium......................................
     Minimum Initial Premium......................................
     Planned Periodic Premium.....................................
     Additional Premium...........................................
     Effect of Premium Payments...................................
     No Lapse Provision...........................................
     Grace Period.................................................
     Premium Allocations..........................................
     Crediting Premium............................................

The Investment Options............................................
   Variable Investment Options....................................
   Guaranteed Investment Option...................................

Investing Your Account Value......................................
   Determining the Account Value..................................
   Transfers......................................................
   Dollar Cost Averaging (DCA)....................................
   Automatic Rebalancing..........................................

Death Benefit.....................................................
   Life Insurance Proceeds........................................
   Death Benefit Options..........................................
   Changes in Death Benefit Options...............................
   Changes in Face Amount.........................................
   Changes in Owner or Beneficiary................................

Cash Benefits During the Insured's Life ..........................
   Policy Loans...................................................
   Partial Withdrawals............................................
   Systematic Withdrawal Program..................................

   Surrendering the Policy for Net Cash Surrender Value...........

Payment Options for Benefits......................................

Expenses of the Policy............................................
   Deductions From Premium........................................
   Monthly Deductions From Account Value..........................
   Deduction From Variable Account Assets.........................
   Deductions Upon Policy Transactions ...........................

Supplemental Benefits and Riders..................................

Other Policy Provisions...........................................
   Right to Exchange or Convert...................................
   Paid-Up Insurance Benefit......................................
   Incontestability...............................................
   Suicide Exclusion..............................................
   Misstatement of Age or Sex.....................................
   Changes in the Policy or Benefits..............................
   When Proceeds Are Paid.........................................
   Reports to Owners..............................................
   Assignment.....................................................
   Reinstatement..................................................

Performance Information...........................................

Federal Income Tax Considerations.................................

Distribution of the Policy........................................

About Us and the Accounts.........................................
   The Company....................................................
   The Variable Account...........................................
   The Guaranteed Account.........................................

Our Directors and Executive Officers..............................

Other Information.................................................
   State Regulation...............................................
   Legal Proceedings..............................................
   Legal Matters..................................................
   Published Ratings..............................................

Financial Statements..............................................

Appendix A........................................................

Appendix B........................................................

================================================================================

                                  Special Terms

================================================================================

We have capitalized some special terms we use in this document. We have defined these terms here.

We use Account Value to
determine your policy benefits.

Account Value. The total amount in the Variable Account and the Guaranteed Account attributable to your policy.

If you have a request, please
write to us at this address.

Administrative Office. One Alico Plaza, P.O. Box 8718, Wilmington, Delaware
19801.

Attained Age. The Insured's age as of the Policy Date plus the number of completed policy years since the Policy Date.

Beneficiary. The person(s) who is (are) entitled to the Life Insurance Proceeds under the policy.

Cash Surrender Value. The Account Value less any applicable surrender charge that would be deducted upon surrender.

Code. The Internal Revenue Code of 1986, as amended.

Death Benefit. The amount of life insurance coverage. Before the Insured reaches Attained Age 100, it is based upon the death benefit option you select and the Face Amount. After the Insured reaches Attained Age 100, it is equal to the Account Value.

You will specify the initial Face
Amount in your policy
application. The policy will
also show the initial Face
Amount.

Face Amount. The amount of insurance specified by the owner and the base for calculating the Death Benefit before the Insured reaches Attained Age 100.

Grace Period. The period of time beginning on a Monthly Anniversary during which the policy will continue in force even though your Net Cash Surrender Value is less than the total monthly deduction then due.

Guaranteed Account. An account within the general account that consists of all of our assets other than the assets of the Variable Account and any of our other separate investment accounts.

Insured. A person whose life is covered under the policy.

We measure contestability
periods from the Issue Date.

Issue Date. The date the policy is actually issued. It may be later than the Policy Date.

Life Insurance Proceeds. The amount payable to a Beneficiary if the Insured dies while life insurance coverage under the policy is in force.

Loan Account. The portion of the Account Value held in the Guaranteed Account as collateral for policy loans.

Monthly Anniversary. The same day as the Policy Date for each succeeding month. If the day of the Monthly Anniversary is the 29th, 30th or 31st and a month has no such day, the Monthly Anniversary is deemed to be the last day of that month.

We use this value to determine
if your policy is in force.

Net Cash Surrender Value. The Cash Surrender Value less any Outstanding Loan.

Net Premium. Any premium paid less any expense charges deducted from the premium payment.

Outstanding Loan. The total amount of policy loans, including both principal and accrued interest.

We use the Policy Date as the
date coverage begins and to
determine all anniversary dates.

Policy Date. The date as of which we have received the initial premium and an application in good order. If a policy is issued, life insurance coverage is effective as of the Policy Date.

Valuation Date. Each day the New York Stock Exchange is open for trading.

Valuation Period. A period commencing with the close of trading on the New York Stock Exchange (currently 4 p.m., Eastern Time) on any Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account. Variable Account B, a separate investment account of ours.

================================================================================

                              Summary of the Policy

================================================================================

Because this is a summary, it does not contain all the information that may be important to you. You should read this entire document carefully before you decide to purchase a policy.

Overview

If you select any variable
investment options, your policy
benefits will vary based upon
the returns earned by  those
variable investment options.
The returns may be zero or
negative and you bear this risk.

The policy is a flexible premium variable universal life policy. Like traditional life insurance, the policy provides an initial minimum death benefit and cash benefits that you can access through loans, partial withdrawals or a surrender. Unlike traditional life insurance, you may choose how to invest your Account Value.

The policy allows you to make certain choices that will tailor the policy to your needs. When you apply for the policy, we will ask you to make some of these choices. You may also change your choices to meet your changing insurance needs.

In addition, we may in the future offer several riders to the policy. These riders provide you with the flexibility to design an insurance product that meets your specific needs.

Applying for a Policy

You may apply for a policy to cover a person, the Insured, who is younger than age 81.

Amount of life insurance
benefits.

When you apply for a policy, you must select the Face Amount. The Face Amount must be at least:

o     $25,000 for Insureds age 17 and younger.

o     $50,000 for Insureds older than age 17.

When your coverage will
become effective.

Your policy will become effective after:

o     We accept your application.

o     We receive an initial premium payment in an amount we determine.

o     We have completed our review of your application to our satisfaction.

Your right to cancel the policy.

Once you receive your policy, you should read it carefully. You have the right to cancel the policy for any reason within the later of:

o     45 days after you sign Part I of the policy application.

o 10 days after you receive the policy. If required by the state where you live, we will extend the 10 days to the number required by law.

Premium Payments

Minimum initial premium.

Before your policy is effective, you must pay the minimum initial premium. We will calculate the initial minimum premium based on a number of factors, such as the age, sex and underwriting rate class of the proposed Insured, the desired Face Amount, and any supplemental benefits or riders applied for and whether premium will be paid by pre-authorized checking.

Planned periodic premium.

When you apply for a policy you will select the amount of premium payments you plan to pay during the term of the policy. We will establish a minimum for this amount. You will also select intervals when you plan to pay this premium amount. This may be monthly, quarterly, semiannually, or annually. Pre-authorized checking may be required for monthly payments.

Flexibility in premium payments.

Before the Insured reaches Attained Age 100, you may pay premium at any time and in any amount, within limits, while the policy is in force. Thus, you are not required to pay the planned periodic premium and you may make payments in addition to the planned periodic premium. After the Insured reaches Attained Age 100, we will no longer accept premium payments.

Account Value

We will measure your benefits under the policy by your Account Value. Your Account Value will reflect:

o     the premium you pay;

o     the returns earned by the subaccounts you select;

o     the interest credited on amounts allocated to the Guaranteed Account;

o     any loans or partial withdrawals; and

o     the policy charges and expenses we deduct.

Death Benefit

Death Benefit Selections.

When you apply for a policy, you must select:

o     The Face Amount.

o The death benefit option, which will determine the manner in which we calculate the death benefit for your policy if the Insured dies before Attained Age 100.

o The tax qualification option, which will determine the manner in which we test your policy under the Code for meeting the definition of life insurance.

Death Benefit Options.

You may select from two death benefit options:

      Level Death Benefit Option.

o     Level Death Benefit Option

      The Death Benefit will be the greater of:
      (1)   Face Amount; or
      (2) Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

      Variable Death Benefit
      Option.

o     Variable Death Benefit Option

      The Death Benefit will be the greater of:
      (1)   Face Amount plus Account Value; or
      (2) Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

The minimum death benefit factors we use are based upon the tax qualification option you select and the Attained Age, sex and rate class of the Insured.

If the Insured dies after Attained Age 100, the Death Benefit will equal the Account Value.

Tax Qualification Options.

You may select from two tax qualification options:

o Guideline Premium/Cash Value Corridor Test - The minimum death benefit factors are based upon the Code.

o Cash Value Accumulation Test - The minimum death benefit factors are based upon the 1980 Commissioners Standard Ordinary Mortality Tables and a 4% effective annual interest rate.

Changes You May Make.

Within limits, after the first policy anniversary and before the Insured reaches Attained Age 100, you may change the death benefit option and the Face Amount. You may not change the tax qualification option.

Cash Benefits During the Life of the Insured

During the life of the Insured, your policy has cash benefits that you can access within limits through loans, partial withdrawals or a surrender.

o Loans -- You may borrow against your Net Cash Surrender Value at any time. If your policy is a modified endowment contract, the Code may treat the loan as a taxable distribution of income.

o Partial Withdrawal -- You may withdraw part of your Net Cash Surrender Value after the first policy year. We may deduct an administrative charge. If you make a partial withdrawal during the surrender charge period, we may deduct a surrender charge. A partial withdrawal may result in a decrease in the Face Amount of your policy, depending upon your death benefit option.

o Surrender -- You may surrender your policy for its Net Cash Surrender Value. If you surrender your policy during the surrender charge period, we will deduct a surrender charge. A surrender will terminate your policy.

Expenses reduce your returns
under the policy.

Expenses of the Policy

Deductions from Premium

For state premium taxes, DAC taxes and other sales expenses, we currently charge 7% of each premium payment. The maximum we will charge is 8%.

Account Value Charges
(deducted monthly)

      Cost of Insurance Charge(1)

                                Current                      Guaranteed
                                -------                      ----------
                        Ranges from 0.01609 per        Ranges from 0.05667 per
                        $1,000 of net amount at risk   $1,000 of net amount risk
                        to 71.15029 per $1,000 of net  to 83.33333 per $1,000 of
                        amount at risk(2)              net  amount at risk(2)

      Administrative Charge

                                Current                      Guaranteed
                                -------                      ----------
                                $  7.50                         $7.50

      Acquisition Charge

During the first 5 policy years, and the first 5 policy years after a Face Amount increase, there will be a charge for each $1,000 in Face Amount based on the Insured's age, sex and rate class.

Variable Account Charges

(deducted daily and shown as an annualized percentage of average net assets)

      Mortality and Expense
      Risk Charge

                                Current                      Guaranteed
                                -------                      ----------
        Policy Years 1-10         0.75%                         0.90%
        Policy Years 11+(3)       0.25%                         0.40%

Transaction Charges

      Transfer Charge

$25 for each transfer in excess of 12 each policy year.

      Surrender Charge

During the first 10 policy years, and for 10 policy years following a Face Amount increase, there will be a surrender charge based on the initial Face Amount or the increase in Face Amount. The lowest and highest surrender charges are $11.02 and $34.34 per $1,000 of the Face Amount, respectively. (4)

      Surrender Charge on
      Partial Withdrawal

The surrender charge on a partial withdrawal is equal to the applicable surrender charge multiplied by a fraction (equal to the amount of partial withdrawal plus any administrative charge, if applicable, for the partial withdrawal, divided by the Net Cash Surrender Value immediately prior to the partial withdrawal).

      Surrender Charge on
      Decrease in Face Amount

The surrender charge on a decrease in Face Amount is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the policy prior to the decrease).

Partial Withdrawal
Administrative
Charge

Currently, 4 partial withdrawals are allowed per year. We may charge a $25 administrative charge per partial withdrawal. In certain states the charge may be the lesser of $25 or 2% of the amount withdrawn.

(1) The current cost of insurance charge will never exceed the guaranteed cost of insurance charge shown in the policy. If the Death Benefit is equal to the Face Amount or the Face Amount plus Account Value, the net amount at risk is the difference between the Death Benefit divided by 1.0032737 and the current Account Value. Otherwise, the net amount at risk is the difference between the Death Benefit and the Account Value. (See "Expenses of the Policy - Monthly Deductions From Account Value.") The cost of insurance will be determined at least every three years.

(2) Current and guaranteed cost of insurance rates are based on the age (or Attained Age in the case of increase in Face Amount), sex, rate class of the Insured, and policy year.

(3) As of policy year 11, the mortality and expense risk charge will be 0.50% less than the current rate in effect immediately before policy year 11 begins.

(4) A policy's surrender charge is based on the age, sex and smoker status of the Insured and the Face Amount. For a 45 year old non-smoking male purchasing a policy with a $500,000 Face Amount the initial surrender charge would be $11,560.00. For a 65 year old non-smoking male purchasing a policy with a $200,000 Face Amount, the initial surrender charge would be $6,868.00. (See Appendix A for the Table of Initial Surrender Charges.)

Expenses of the variable
investment options also reduce
your returns.

In addition, you will indirectly bear the costs of the management fees and other expenses paid from the assets of the portfolios you select. The annual portfolio expenses of the variable investment options are set forth below.

             PORTFOLIO EXPENSES BEFORE WAIVERS AND/OR REIMBURSEMENTS

The purpose of this table is to assist the you in understanding the various costs and expenses that will be incurred, directly or indirectly. It is based on historical expenses as a percentage of net assets before waivers and/or reimbursements, if applicable. Portfolio expenses are not fixed or specified under the terms of the policy. Actual expenses may vary.

                                     Anchor Series Trust
                    (for the twelve-month period ended December 31, 1999)

                                                                         Annual
                                              Management     Other     Operating
                                                 Fees     Expenses(1)   Expenses
                                              ----------  -----------  ---------

Wellington Management Company, LLP
  Capital Appreciation Portfolio(2)              .70%         .04%        .74%
  Government and Quality Bond Portfolio          .60%         .06%        .66%
  Growth Portfolio                               .68%         .05%        .73%
  Natural Resources Portfolio                    .75%         .25%       1.00%

                             SunAmerica Series Trust
              (for the twelve-month period ended January 31, 2000)

Alliance Capital Management L.P.
  Global Equities Portfolio                      .72%         .12%        .84%
  Alliance Growth Portfolio                      .60%         .03%        .63%
  Growth-Income Portfolio                        .53%         .03%        .56%

Davis Selected Advisers, L.P.
  Real Estate Portfolio                          .80%         .12%        .92%
  Davis Venture Value Portfolio                  .71%         .03%        .74%

Federated Investors, Inc.
   Corporate Bond Portfolio                      .62%         .09%        .71%
  Federated Value Portfolio                      .71%         .06%        .77%
  Telecom Utility Portfolio(3)                   .75%         .09%        .84%

Goldman Sachs Asset Management/
 Goldman Sachs Asset Management International
  Asset Allocation Portfolio                     .58%         .05%        .63%
  Global Bond Portfolio                          .69%         .15%        .84%

MFS Investment Management
  MFS Growth and Income Portfolio                 .70%        .05%        .75%
  MFS Mid-Cap Growth Portfolio(4)                 .75%        .42%       1.17%
  MFS Total Return Portfolio                      .66%        .09%        .75%

Morgan Stanley Asset Management
  International Diversified Equities Portfolio   1.00%        .22%       1.22%
  Worldwide High Income Portfolio                1.00%        .12%       1.12%

Putnam Investments
  Emerging Markets Portfolio(5)                  1.25%        .65%       1.90%
  Putnam Growth Portfolio                         .76%        .04%        .80%
  International Growth and Income Portfolio       .98%        .23%       1.21%

SunAmerica Asset Management Corp.
  Aggressive Growth Portfolio                     .70%        .05%        .75%
  SunAmerica Balanced Portfolio                   .62%        .04%        .66%
  Cash Management Portfolio                       .49%        .04%        .53%
  "Dogs" of Wall Street Portfolio(5)              .60%        .07%        .67%
  High-Yield Bond Portfolio                       .62%        .05%        .67%

--------------------

(1) Other expenses are based on the expenses outlined in the funds' prospectuses.

(2) The management fees for this portfolio are restated to reflect current expenses.

(3) Effective July 5, 2000, the name of this portfolio was changed from Utility Portfolio to Telecom Utility Portfolio.

(4) The expenses for this portfolio are annualized. The investment adviser has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses of MFS Mid-Cap Growth Portfolio at or below 1.15% of its average net assets. For the fiscal year ended January 31, 2000, the amount voluntarily waived or reimbursed was $4,045.

(5) During the fiscal year ended January 31, 2000, the investment adviser recouped $75,700 in expenses from the Emerging Markets Portfolio and $1,193 in expenses from the "Dogs" of Wall Street Portfolio. If there had been no recoupment of expenses, the annual operating expenses would have been 1.77% for the Emerging Markets Portfolio. Because the amount of the recoupment from "Dogs" of Wall Street Portfolio was small, its annual operating expenses continued to be .67% after recoupment of expenses.

You should consider the
impact of the Code.

Federal Tax Considerations

Your purchase of, and transactions under, your policy may have tax consequences that you should consider before purchasing the policy. You may wish to consult a tax adviser. In general, the Life Insurance Proceeds will not be taxable income to the Beneficiary. You will not be taxed as your Account Value increases. Upon a distribution from your policy, however, you may be taxed on your Account Value increases.

================================================================================

                         Purchasing a Polaris VUL Policy

================================================================================

Applying for a Policy

To purchase a policy, you must complete an application and submit it to us. You must specify certain information in the application, including the Face Amount, the death benefit option, tax qualification option and supplemental benefits and riders, if any. We may also require information to determine if the Insured is an acceptable risk to us. We may require a medical examination of the Insured and ask for additional information.

Our age requirement for the
Insured.

You may apply for a policy to cover a person who is younger than age 81. A newborn may be an Insured.

The minimum Face Amount.

The Face Amount must be at least:

o     $25,000 for Insureds age 17 and younger.

o     $50,000 for Insureds older than age 17.

We require a minimum initial
premium.

You must pay a minimum initial premium in order for the policy to become effective or for us to issue the policy. You may pay the minimum initial premium when you submit the application or at a later date.

We will not issue a policy until we have accepted the application. We will accept an application if it meets our underwriting rules. We reserve the right to reject an application for any reason or to "rate" an Insured as a substandard risk.

When your coverage will be
effective.

Your policy will become effective after:

o     We accept your application.

o     We receive an initial premium payment in an amount we determine.

o     We have completed our review of your application to our satisfaction.

Your Right to Cancel the Policy

Period to examine and cancel.

Once you receive your policy, you should read it carefully. You have the right to cancel the policy for any reason within the later of:

o     45 days after you sign Part I of the policy application; or

o 10 days after you receive the policy. If required by the state where you live, we will extend the 10 days to the number required by law.

This is your "period to examine and cancel."

Your right to cancel also applies to the amount of any requested increase in Face Amount. This does not apply to any increase in Face Amount under the Automatic Face Amount Increase Option.

How to cancel your policy.

You may cancel the policy by returning it to our Administrative Office or to our agent within the applicable time with a written request for cancellation. We will refund your premium payments. Thus, the amount we return will not reflect the returns of the subaccounts or the Guaranteed Account that you selected in your application.

Premium

The policy allows you to select the timing and amount of premium payments within limits. You should send premium payments to our Administrative Office.

All your premium payments
must comply with our
requirements.

Restrictions on Premium. We will not accept a premium payment:

o     If it is less than $25, subject to our discretion.

o If the premium would cause the policy to fail to qualify as a life insurance contract as defined in Section 7702 of the Code. We will refund any portion of any premium that causes the policy to fail. In addition, we will monitor the policy and will attempt to notify you on a timely basis if a policy is in jeopardy of becoming a modified endowment contract under the Code.

o If the premium would increase the amount of our risk under your policy by an amount greater than that premium amount. In such cases, we may require satisfactory evidence of insurability before accepting that premium.

o     If the Insured has reached Attained Age 100.

Types of premium payments.

Minimum Initial Premium. We will calculate the minimum initial premium. The amount is based on a number of factors, including the age, sex and rate class of the proposed Insured, the desired Face Amount and any supplemental benefits or riders applied for, and whether premium will be paid by pre-authorized checking.

We establish a minimum
planned periodic premium.

Planned Periodic Premium. When you apply for a policy, you select a plan for paying level premium at specified intervals. The intervals may be monthly, quarterly, semi-annually or annually, for the life of the policy. Pre-authorized checking may be required for monthly payments. We will establish a minimum amount that may be used as the planned periodic premium.

You are not required to pay premium in accordance with this plan. Rather, you can pay more or less than the planned periodic premium or skip a planned periodic premium entirely. At any time you may request a change in the amount and frequency of planned periodic premium by sending a written notice to our Administrative Office.

Additional Premium. Additional premium is premium other than planned premium. Additional premium may be paid in any amount and at any time subject to the Code and our restrictions on premium.

Depending on the Account Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium may be needed to prevent your policy from terminating.

Paying premium may not
ensure that your policy
remains in force.

Effect of Premium Payments. In general, unless the no lapse provision is in effect, paying all planned periodic premium may not prevent your policy from lapsing. In addition, if you fail to pay any planned periodic premium, your policy will not necessarily lapse.

Your policy will lapse only when the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction. This could happen if the Net Cash Surrender Value has decreased because:

o of the negative return or insufficient return earned by one or more of the subaccounts or the Guaranteed Account you selected; or

o of any combination of the following -- you have Outstanding Loans, you have made partial withdrawals, we have deducted policy expenses, or you have made insufficient premium payments to offset the monthly deduction.

No lapse premium guarantee.

No Lapse Provision. In general, during the first five policy years, if you pay a sufficient amount of premium, your policy will not lapse even if your Net Cash Surrender Value is insufficient to pay the monthly deductions then due. You will be eligible for the no lapse premium guarantee if:

o You have not increased the Face Amount, except under the Automatic Face Amount Increase Option.

o     You have not added any riders to your policy since it was issued.

o     Your policy has not been reinstated.

o All your premium paid to date, reduced by any partial withdrawal and Outstanding Loan, are at least equal to the product of the minimum premium shown in your policy information section multiplied by the number of months that have elapsed since the Policy Date.

If you have requested a decrease in the Face Amount, we may not be able to accept any subsequent premium if such premium would cause the policy to fail to qualify as a life insurance contract under the Code. In this event, the no lapse provision will end.

Your policy will not
terminate immediately upon
your Account Value
becoming insufficient.

Grace Period. Unless the no lapse provision is in effect, in order for insurance coverage to remain in force, the Net Cash Surrender Value on each Monthly Anniversary must be equal to or greater than the total monthly deductions to be charged on that Monthly Anniversary. If it is not, you have a Grace Period of 61 days during which the policy will continue in force. The policy will lapse on the Monthly Anniversary that the Net Cash Surrender Value is less than the total monthly deductions then due. If we do not receive a sufficient premium before the end of the Grace Period, the policy will terminate without value and no Life Insurance Proceeds will be payable.

We will send you a written notice within 30 days of your policy lapsing. The notice will state:

o     A Grace Period of 61 days has begun as of the date we mailed the notice.

How much you must pay to
prevent your policy from
terminating.

o The amount of premium required to prevent your policy from terminating. This amount is equal to the amount needed to increase the Net Cash Surrender Value sufficiently to cover total monthly deductions for the next three Monthly Anniversaries.

If the Insured dies during the Grace Period, we will still pay the Life Insurance Proceeds to the Beneficiary. The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

If your policy lapses with an Outstanding Loan, you may have taxable income. Please consult with your tax adviser before taking a loan.

Premium Allocations. In the application, you specify the percentage of Net Premium to be allocated to each subaccount and to the Guaranteed Account. However, until the period to examine and cancel expires, we invest this amount in the Money Market Subaccount. The first business day after this period expires, we will reallocate your Account Value in the Money Market Subaccount based on the premium allocation percentages in your application.

For subsequent premium, we will use the allocation percentages you specified in the application until you change them. You can change the allocation percentages at any time, by sending written notice to our Administrative Office. The change will apply to all premium received with or after your notice.

Allocation Rules. Your allocation instructions must meet the following requirements:

o     Each allocation percentage must be a whole number; and

o Any allocation to a subaccount or to the Guaranteed Account must be at least 5% and the sum of your allocations must equal 100%.

Crediting Premium. Your initial Net Premium will be credited to your Account Value as of the Policy Date. On the first business day after the period to examine and cancel expires, we will allocate it in accordance with your allocation percentages. We will credit and invest subsequent Net Premium on the date we receive the premium or notice of deposit at our Administrative Office.

If any premium requires us to accept additional risk, we may allocate this amount to the Money Market Subaccount until we complete our underwriting.

================================================================================

                             The Investment Options

================================================================================

You may allocate your Account Value to:

o the subaccounts (which invest in the variable investment options offered under the policy); or

o     the Guaranteed Account.

Variable Investment Options

Under the policy, you may currently allocate your Account Value to any of the available subaccounts. Each subaccount invests in a distinct portfolio of the Anchor Series Trust or the SunAmerica Series Trust. SunAmerica Asset Management Corp., an affiliate of ours, is the investment adviser to the Anchor Series Trust and SunAmerica Series Trust. These portfolios operate similarly to a mutual fund but are only available through the purchase of certain insurance contracts.

These portfolios may serve as the underlying investment vehicles for other variable insurance contracts issued by us and other affiliated/unaffiliated insurance companies. We do not believe that offering these portfolios in this manner is disadvantageous to you. The Trusts' management monitors the portfolios for any conflicts among contract owners.

Anchor Series Trust

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust. Anchor Series Trust has additional portfolios that are not available for allocations under your policy. The investment objectives of the available portfolios are set forth below.

Portfolios managed by
Wellington Management
Company, LLP

The Capital Appreciation Portfolio seeks long-term capital appreciation. This portfolio invests primarily in growth equity securities that are widely diversified by industry and company.

The Government and Quality Bond Portfolio seeks relatively high current income, liquidity and security of principal. This portfolio invests in obligations issued, guaranteed or insured by the U.S. Government, its agencies or instrumentalities and in investment grade corporate debt securities.

The Growth Portfolio seeks capital appreciation primarily through investments in core equity securities that are widely diversified by industry and company.

The Natural Resources Portfolio seeks a total return in excess of the U.S. rate of inflation as represented by the Consumer Price Index. This portfolio invests primarily in equity securities of U.S. or foreign companies that are expected to provide favorable returns in periods of rising inflation.

SunAmerica Series Trust

Various subadvisers provide investment advice to the SunAmerica Series Trust. SunAmerica Series Trust has additional portfolios that are not available for allocations under your policy. The investment objectives and subadvisers of the available portfolios are set forth below.

Portfolios managed by
Alliance Capital Management
L.P.

The Global Equities Portfolio seeks long-term growth of capital by investing primarily in common stocks or securities with common stock characteristics of U.S. and foreign issuers that demonstrate the potential for appreciation and by engaging in transactions in foreign currencies.

The Alliance Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected high quality U.S. companies that are judged likely to achieve superior earnings.

The Growth-Income Portfolio seeks growth of capital and income by investing primarily in common stocks or securities that demonstrate the potential for appreciation and/or dividends.

Portfolios managed by Davis
Selected Advisers, L.P.

The Davis Venture Value Portfolio seeks growth of capital by investing primarily in common stocks of companies with market capitalizations of at least $5 billion.

The Real Estate Portfolio seeks total return through a combination of growth and income by investment primarily in securities of companies principally engaged in or related to the real estate industry or that own significant real estate assets or primarily invest in real estate instruments.

Portfolios managed by
Federated Investors, Inc.

The Corporate Bond Portfolio seeks high total return with only moderate price risk by investing primarily in investment grade fixed income securities.

The Telecom Utility Portfolio seeks high current income and moderate capital appreciation by investing primarily in the equity and debt securities of utility companies.

The Federated Value Portfolio seeks growth of capital and income by investing primarily in the securities of high quality companies.

Portfolios managed by
Goldman Sachs Asset
Management/Goldman Sachs
Asset Management
International

The Asset Allocation Portfolio seeks high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio that may include common stocks and other securities having common stock characteristics, bonds and other intermediate and long-term fixed income securities and money market instruments.

The Global Bond Portfolio seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation, by investing in high quality fixed income securities of U.S. and foreign issuers and transactions in foreign currencies.

Portfolios managed by MFS
Investment Management

The MFS Growth and Income Portfolio seeks reasonable current income and long-term growth of capital and income by investing primarily in equity securities.

The MFS Total Return Portfolio seeks reasonable current income, long-term capital growth and conservation of capital by investing primarily in common stocks and fixed income securities with an emphasis on income-producing securities that appear to have some potential for capital enhancement.

The MFS Mid-Cap Growth Portfolio seeks long term growth of capital by investing primarily in equity securities of medium-sized companies, generally with market capitalizations between $1 billion and $5 billion, that its subadviser believes have above-average growth potential.

Portfolios managed by
Morgan Stanley Asset
Management

The International Diversified Equities Portfolio seeks long-term capital appreciation by investing (in accordance with country and sector weightings determined by its subadviser) in common stocks of foreign issuers that, in the aggregate, replicate broad country and sector indices.

The Worldwide High Income Portfolio seeks high current income and, secondarily, capital appreciation, by investing primarily in a portfolio of high-yielding fixed income securities of issuers located throughout the world.

Portfolios managed by
Putnam Investments

The Emerging Markets Portfolio seeks long-term capital appreciation by investing primarily in the common stocks and other equity securities of companies that its subadviser believes have above-average growth prospects primarily in emerging markets outside the United States.

The Putnam Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks or securities with common stock characteristics that its subadviser believes have above-average growth prospects.

The International Growth and Income Portfolio seeks growth of capital with current income as a secondary objective by investing primarily in common stocks traded on markets outside the United States.

Portfolios managed by
SunAmerica Asset
Management Corp.

The Aggressive Growth Portfolio seeks capital appreciation by investing primarily in equity securities of high growth companies including small and mid growth companies with market capitalizations of $1.5 billion to $10 billion.

The SunAmerica Balanced Portfolio seeks to conserve principal by maintaining, at all times, a balanced portfolio of stocks and bonds with at least 25% invested in fixed income securities.

The Cash Management Portfolio seeks high current yield while preserving capital by investing in a diversified selection of money market instruments. The portfolio does not seek to maintain a stable net asset value of $1.00.

The "Dogs" of Wall Street Portfolio seeks total return (including capital appreciation and current income) by investing in thirty high dividend yielding common stocks from the Dow Jones Industrial Average and the broader market.

The High-Yield Bond Portfolio seeks high current income and, secondarily seeks capital appreciation, by investing primarily in intermediate and long-term corporate obligations, with emphasis on higher-yielding, higher-risk, lower-rated or unrated securities with a primary focus on "B" rated high-yield bonds.

The various advisers may compensate us for providing administrative services in connection with the portfolios that are available under the policy. Such compensation is paid from the advisers' assets.

Guaranteed Investment Option

Under the policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account, which is part of the Guaranteed Account.

We treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

Interest Credited On the Guaranteed Account. All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than an effective rate of 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

Deductions from the Guaranteed Account. We will deduct any transfers, partial withdrawals and policy expenses from the Guaranteed Account and the subaccounts on a pro rata basis, unless you tell us otherwise. No portion of the Loan Account may be used for this purpose.

We treat amounts transferred from the Loan Account to the remaining portion of the Guaranteed Account as a new allocation to the Guaranteed Account. We will credit this transfer with interest at the rate then in effect for Guaranteed Account allocations.

Payments from the Guaranteed Account. If we must pay any part of the proceeds for a loan, partial withdrawal or surrender from the Guaranteed Account, we may defer payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 10 days or more, we will pay interest on the amount we deferred at an effective rate of 4% per year, compounded annually, until we make payment.

================================================================================

                          Investing Your Account Value

================================================================================

The policy allows you to choose how to invest your Account Value. Your Account Value will increase or decrease based on:

o     The returns earned by the subaccounts you select.

o     Interest credited on amounts allocated to the Guaranteed Account.

We will determine your policy benefits based upon your Account Value. If your Account Value is insufficient, your policy may terminate. If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction, the policy will lapse and a Grace Period will begin.

Determining the Account Value

On the Policy Date, your Account Value is equal to your initial Net Premium. If the Policy Date and the Issue Date are the same day, the Account Value is equal to your initial premium, less the premium expenses and monthly deduction we deduct.

On each Valuation Date thereafter, your Account Value is equal to:

o     that portion of your Account Value held in the subaccounts, plus

o     that portion of your Account Value held in the Guaranteed Account.

Your Account Value will reflect:

o     the premium you pay;

o     the returns earned by the subaccounts you select;

o     the interest credited on amounts allocated to the Guaranteed Account;

o     any loans or partial withdrawals; and

o     the policy charges and expenses we deduct.

Account Value in the Subaccounts. We measure your Account Value in the subaccounts by the value of the subaccounts' accumulation units we credit to your policy. When you allocate premium or transfer part of your Account Value to a subaccount, we credit your policy with accumulation units in that subaccount. The number of accumulation units equals the amount allocated to the subaccount divided by that subaccount's accumulation unit value for the Valuation Date when the allocation is effected.

The number of subaccount accumulation units we credit to your policy will:

o increase when Net Premium is allocated to the subaccount, amounts are transferred to the subaccount, and loan repayments are credited to the subaccount.

o decrease when the allocated portion of the monthly deduction is taken from the subaccount, a policy loan is taken from the subaccount, an amount is transferred from the subaccount, or a partial withdrawal, including the partial withdrawal charge, is taken from the subaccount.

Accumulation Unit Values. A subaccount's accumulation unit value varies to reflect the return of the portfolio and may increase or decrease from one Valuation Date to the next. We arbitrarily set the accumulation unit value for each subaccount at $10 when the subaccount was established. Thereafter, the accumulation unit value equals the accumulation unit value for the prior Valuation Period multiplied by the net investment factor for the current Valuation Period.

Net Investment Factor. The net investment factor is an index we use to measure the investment return earned by a subaccount during a Valuation Period. It is based on the change in net asset value of the portfolio shares held by the subaccount and reflects any dividend or capital gain distributions on the portfolio shares and the deduction of the daily mortality and expense risk charge.

Guaranteed Account Value. On any Valuation Date, the Guaranteed Account portion of your Account Value equals:

o     the total of all Net Premium, allocated to the Guaranteed Account, plus

o     any amounts transferred to the Guaranteed Account, plus

o interest credited on the amounts allocated and transferred to the Guaranteed Account, less

o     the amount of any transfers from the Guaranteed Account, less

o the amount of any partial withdrawals, including the partial withdrawal charge, taken from the Guaranteed Account, less

o the allocated portion of the monthly deductions, if any, deducted from the Guaranteed Account, plus

o     the amount of the Loan Account.

If you take a policy loan, we transfer the amount of the loan to the Loan Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest charged and credited on the Loan Account.

Transfers

You may transfer Account Value among the subaccounts and to and from the Guaranteed Account after the period to examine and cancel. All transfer requests, except for those made under the dollar cost averaging, automatic rebalancing and systematic withdrawal programs, must satisfy the following requirements:

o Minimum amount of transfer -- You must transfer at least $250 or the balance in the subaccount or the Guaranteed Account, if less;

o Form of transfer request -- You must make a written request unless you have established prior authorization to make telephone transfers or by other means we make available;

o Transfers from the Guaranteed Account -- The maximum you may transfer in a policy year is equal to 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers taken from the Guaranteed Account during that policy year.

Date We Process Your Transfer Request. We must receive your transfer request at our Administrative Office. We process transfers on the same date we receive your transfer request assuming the New York Stock Exchange is open for trading. The transfer will be made at the price next computed after we receive your transfer request. We may, however, defer transfers under the same conditions as described under "Other Policy Provisions - When Proceeds Are Paid."

Number of Permitted Transfers/Transfer Charge. We do not currently limit the number of transfers you may make. However, for each transfer in excess of 12 during a policy year, we will assess a $25 transfer charge. All transfers processed on the same business day will count as one transfer for purposes of determining the number of transfers you have made in a policy year. Transfers in connection with the dollar cost averaging and automatic rebalancing programs will not count against the 12 free transfers in a policy year. We reserve the right to increase the number of free transfers allowed in any policy year.

Telephone Transfers. If you have completed an authorization form allowing telephone transfers, you may request transfers by telephone. We confirm all telephone transfers in writing. You should review all confirmations to determine if there have been any unauthorized transfers.

We will use reasonable procedures to confirm that telephone transfer requests are genuine. We will not be liable for any loss due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone transfer privileges at any time.

Dollar Cost Averaging (DCA)

Dollar cost averaging is a systematic method of investing at regular intervals. By investing at regular intervals, the cost of the securities is averaged over time and perhaps over various market cycles.

If you select this program, we will automatically transfer a portion of your Account Value at the frequency you select (monthly, quarterly, semi-annually, or annually). Unless you tell us otherwise, we will allocate the transfer as you have specified in your most current premium allocation instructions. However, not less than 5% may be allocated to any subaccount or to the Guaranteed Account. You may instruct us to make the transfers from any subaccount or the Guaranteed Account so long as the Account Value in that investment option is initially at least $2,000.

There is no charge for this program. We will not count transfers resulting from dollar cost averaging against your free transfers.

We reserve the right to establish dollar cost averaging transfer limits, to restrict subaccounts from which dollar cost averaging transfers may be made, or to modify or eliminate this program.

Processing Your Automatic DCA Transfers. We will begin to process your automatic transfers:

o On the first Monthly Anniversary following the end of the period to examine and cancel if you request the automatic DCA transfers when you apply for your policy.

o On the second Monthly Anniversary following the receipt of your request at our Administrative Office if you elect the option after you applied for the policy.

We will stop processing automatic DCA transfers if:

o The funds in the transferring subaccount or the Guaranteed Account have been depleted;

o We receive your written request at our Administrative Office to cancel future transfers;

o     We receive notification of death of the Insured; or

o     Your policy goes into a Grace Period.

Dollar cost averaging may lessen the impact of market fluctuations on your investment. Using dollar cost averaging does not guarantee investment gains or protect against loss in a declining market.

Automatic Rebalancing

We offer an automatic rebalancing program that rebalances your Account Value to match your allocation instructions. To participate in this program your Account Value must be at least $2,000 at the time of your election.

This program is offered because the Account Value in the Guaranteed Account and the subaccounts will accumulate at different rates as a result of different investment returns. Automatic rebalancing will reset your Account Value in the Guaranteed Account and the subaccounts to your most recent allocation instructions. You may elect the frequency (monthly, quarterly, semi-annually, or annually) as measured from the policy anniversary. On the appropriate day, we will rebalance your Account Value by reallocating it according to your most recent allocation instructions.

There is no charge for this program. We will not count transfers resulting from automatic rebalancing against your free transfers.

We will stop processing automatic rebalancing transfers if:

o We receive your written request at our Administrative Office to cancel future transfers;

o     We receive notification of death of the Insured; or

o     Your policy goes into a Grace Period.

We reserve the right to suspend or modify automatic rebalancing or to charge an administrative fee for excessive election or allocation changes.

================================================================================

                                  Death Benefit

================================================================================

Life Insurance Proceeds

During the policy term, we will pay the Life Insurance Proceeds to the Beneficiary after the Insured's death. To make payment, we must receive at our Administrative Office:

o     satisfactory proof of the Insured's death; and

o     the policy.

The Beneficiary will receive
the Life Insurance Proceeds
in one lump sum.

Payment of Life Insurance Proceeds. We will pay the Life Insurance Proceeds generally within seven days after we receive the required information. We will pay the Life Insurance Proceeds to the Beneficiary in one lump sum. Payment of the Life Insurance Proceeds may also be affected by other provisions of the policy.

We will pay interest on the Life Insurance Proceeds from the date of the Insured's death to the date of payment as required by applicable state law.

Amount of Life Insurance Proceeds. We will determine the Life Insurance Proceeds as of the date of the Insured's death. The Life Insurance Proceeds will depend on the tax qualification option that you select and will equal:

o the amount of the Death Benefit determined according to the Attained Age of the Insured as described below; plus

o     any other benefits then due from riders to the policy; minus

o     the Outstanding Loan, if any, minus

o     any overdue monthly deductions if the Insured dies during a Grace Period.

Death Benefit Options

Before Attained Age 100.

Before the Insured reaches Attained Age 100, we will determine the Death Benefit according to the death benefit option you select. You may select from two death benefit options.

Level Death Benefit
Option.

o     Level Death Benefit Option

      The Death Benefit will be the greater of:

      (1)   Face Amount; or

      (2) Account Value at date of death multiplied by the appropriate minimum death benefit factor

      This death benefit option should be considered if you want to minimize your cost of insurance.

Variable Death Benefit
Option.

o     Variable Death Benefit Option

      The Death Benefit will be the greater of:

      (1)   Face Amount plus Account Value; or

      (2) Account Value at date of death multiplied by the appropriate minimum death benefit factor.

      This death benefit option should be considered if you want your Death Benefit to vary with your Account Value.

After Attained Age 100.

After the Insured reaches Attained Age 100, the Death Benefit will equal your Account Value. As of that time, any rider to the policy will end without value, we will not accept any additional premium, and we will not deduct the mortality and expense risk charge or charge the monthly deduction. However, while the policy is in force you may continue to request policy loans, partial withdrawals, surrenders, and transfers as described in this prospectus.

Tax Qualification Options.

Section 7702 of the Code provides alternative testing procedures for meeting the definition of life insurance. Each policy must qualify under one of these two tests and you may select the test we use for ensuring your policy meets the definition of life insurance.

For both tests under Section 7702, there is a minimum Death Benefit required at all times. This is equal to the Account Value multiplied by the appropriate minimum death benefit factor. These factors depend on the tax qualification option and will be based on the Attained Age and sex of the Insured. A table of the applicable factors is located in your policy.

The two tax qualification options are:

Guideline Premium/Cash
Value Corridor Test.

o     Guideline Premium/Cash Value Corridor Test.

Cash Value Accumulation
Test.

o Cash Value Accumulation Test. This tax qualification option should be considered if you want to maximize the premium permitted for your policy.

Once you have selected the tax qualification option for your policy, it may not be changed.

Changes in Death Benefit Options

While your policy is in force, you may request a change in death benefit option at any time after the first policy anniversary and before the Insured reaches Attained Age 100.

How to request a change.

You may change your death benefit option by providing your agent with a written request or by writing to us at our Administrative Office. We may require that you submit satisfactory evidence of insurability to us if changing from the Level Death Benefit Option to the Variable Death Benefit Option.

If you request a change from the Level Death Benefit Option to the Variable Death Benefit Option, we will decrease the Face Amount by an amount equal to your Account Value on the date the change takes effect. However, we will not allow such a change if it would reduce the Face Amount below the minimum Face Amount. This change will also cancel all future Face Amount increases under the Automatic Face Amount Increase Option.

If you request a change from the Variable Death Benefit Option to the Level Death Benefit Option, we will increase the Face Amount by an amount equal to your Account Value on the date the change takes effect. Such decreases and increases in the Face Amount are made so that the Death Benefit remains the same on the date the change takes effect.

Once a change is approved, we will issue new policy information pages and attach a copy of your application for change. The change will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. We reserve the right to decline to make any changes that we determine would cause the policy to fail to qualify as life insurance under our interpretation of the Code.

Changes in Face Amount

When you apply for a policy, you may select the Automatic Face Amount Increase Option. In addition, while the policy is in force you may request a change in the Face Amount at any time after the first policy anniversary and before the Insured reaches Attained Age 100, subject to any evidence of insurability requirements. We will not make a change in Face Amount that causes your policy to fail to qualify as life insurance under the Code.

Automatic Face Amount Increase Option. Under the Automatic Face Amount Increase Option, the Face Amount will be automatically increased on specified policy anniversaries up to a maximum total for all increases that is twice the initial Face Amount. You may select the Automatic Face Amount Increase Option only if you also select the Level Death Benefit Option. When you select this option, you must specify:

o the policy anniversaries on which the Face Amount increase will begin. The increase must begin no later than the tenth policy anniversary.

o the amount of increase, which may be no less than 1% and no more than 6% of the initial Face Amount.

You may elect to cancel the automatic increase. If you do so, we will cancel all future increases. We require at least 30 days written notice before the effective date of an increase. In addition, any request to decrease the Face Amount or change from the Level Death Benefit Option to the Variable Death Benefit Option will cancel all future automatic increases.

Increases in Face Amount. Any request for an increase:

o     Must be made after the first policy anniversary.

o     Must be for at least $10,000.

o     May not be requested more than once each policy year.

o     May not be requested after the Insured's Attained Age 85.

A written application must be submitted to our Administrative Office along with satisfactory evidence of insurability. You must return the policy so we can amend it to reflect the increase. The requested increase in Face Amount will become effective on the Monthly Anniversary on or next following the date the increase is approved and the Account Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date of the increase in Face Amount.

Decreases in Face Amount. Any request for a decrease:

o     Must be made after the first policy anniversary.

o     Must be for at least $5,000.

o Must not cause the Face Amount after the decrease to be less than the minimum Face Amount at which we would issue a policy.

During the second through the fifth policy years, you may decrease the Face Amount by up to 25% of the initial Face Amount each policy year. The decreases may be cumulative. If the Face Amount is decreased during the first 10 policy years or within 10 policy years of an increase in Face Amount, a surrender charge will be applicable.

Consequences of a Change in Face Amount. Both requested increases and decreases in Face Amount may impact the surrender charge. In addition, a requested increase or decrease in Face Amount may impact the status of the policy as a modified endowment contract. An increase in Face Amount, other than as a result of a scheduled automatic increase, and a decrease in Face Amount, will cause the termination of the policy's no lapse provision. A decrease in the Face Amount will also cancel the Automatic Face Amount Increase Option.

Changes in Owner or Beneficiary

While the Insured is living, you may request a change in the owner or Beneficiary. The change will take effect on the date you sign the notice, but will not apply to any payment we make or other action we take before we receive the notice.

================================================================================

                     Cash Benefits During the Insured's Life

================================================================================

During the life of the Insured, your policy has cash benefits that you may access within limits by taking loans or making a partial withdrawal or surrender.

Policy Loans

You may request a loan against your policy at any time while the policy has a Net Cash Surrender Value. We limit the minimum and maximum amount of a loan you may take as follows:

o     Maximum Loan Amount

(l) During the first policy year, you may take a loan so long as the Outstanding Loan (including the loan at issue) does not exceed 50% of the Cash Surrender Value.

(2)   After the first policy year, the maximum loan amount you may take is:

      (a)   Your Net Cash Surrender Value, less

      (b) Loan interest to the next policy anniversary on the loan amount you are currently requesting , less

      (c) The amount we calculate for the monthly deductions for each Monthly Anniversary up to the next policy anniversary.

o     Minimum Loan Amount -- $500. How to request a loan.

You must submit a written request for a loan to the Administrative Office. Policy loans will be processed as of the date we receive the request at our Administrative Office. Loan proceeds generally will be sent to you within seven days. We reserve the right to defer any loan payment for up to six months.

Interest. We charge interest daily on any Outstanding Loan at a declared annual rate not in excess of 8%. The maximum net cost (the difference between the rate of interest we charge on policy loans and the amount we credit on the equivalent amount held in the Loan Account) of a loan is 2% per year until the tenth policy anniversary. After the tenth policy anniversary, the net cost is 0.25%. Interest is due and payable at the end of each policy year while a policy loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Outstanding Loan.

Loan Account. You may direct us to take an amount equal to the loan proceeds and any amount attributed to unpaid interest from any subaccount or from the Guaranteed Account. Otherwise, we will withdraw this amount from each subaccount and Guaranteed Account on a pro rata basis. We transfer this amount to the Loan Account in the Guaranteed Account.

When a loan is repaid, an amount equal to the repayment will be transferred from the Loan Account to the subaccounts and Guaranteed Account in accordance with your premium allocation percentages in effect at the time of repayment.

Effect of Policy Loan. A policy loan, whether or not repaid, will have a permanent effect on the Life Insurance Proceeds and Account Value because the investment results of the subaccounts and current interest rates credited to the Guaranteed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater this effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the Guaranteed Account while the policy loan is outstanding, the effect could be favorable or unfavorable.

In addition, loans from modified endowment contracts may be treated for tax purposes as distributions of income. You should consult with your tax adviser before taking a loan.

If the Life Insurance Proceeds become payable while a policy loan is outstanding, the Outstanding Loan will be deducted in calculating the Life Insurance Proceeds.

If the Outstanding Loan exceeds the Net Cash Surrender Value on any Monthly Anniversary, the policy will lapse. We will send you, and any assignee of record, notice of the lapse. The notice will specify the amount that must be repaid to prevent termination. You will have the opportunity during the Grace Period to submit sufficient payment to avoid termination.

Outstanding Loan. The Outstanding Loan on a Valuation Date equals:

o All policy loans that have not been repaid (including past due unpaid interest added to the loan), plus

o     accrued interest not yet due.

Loan Repayment. You may repay all or part of your Outstanding Loan at any time while the Insured is living and the policy is in force. Loan repayments must be sent to our Administrative Office and will be credited as of the date received. You must indicate that the amount paid is for a loan repayment.

Partial Withdrawals

Requirements for Partial
Withdrawals.

You may request a partial withdrawal at any time after the first policy anniversary. Currently, we limit the number of partial withdrawals to four each policy year. This does not include withdrawals made as part of the systematic withdrawal program. We may limit the minimum and maximum amount of withdrawals.

o Maximum Partial Withdrawal Amount - your policy's Net Cash Surrender Value except that the withdrawal may not cause the Face Amount to be less than the required minimum Face Amount.

o Minimum Partial Withdrawal Amount - $250. This limit does not apply to withdrawals under the systematic withdrawal program.

o Maximum Partial Withdrawal From the Guaranteed Account - during any policy year you may only withdraw from the Guaranteed Account 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers from the Guaranteed Account during that policy year.

o Maximum Partial Withdrawal From the Guaranteed Account If You Are a Participant in the Systematic Withdrawal Program - under this circumstance during any policy year you may only withdraw the greater of:

      (1) 25% of your Account Value in the Guaranteed Account (not including the Loan Account) on the most recent policy anniversary reduced by all prior partial withdrawals and transfers from the Guaranteed Account during that policy year; or

      (2) The maximum amount you may have withdrawn from the Guaranteed Account in any of the prior policy years.

How to request a partial
withdrawal.

You must submit a written request to our Administrative Office. We will reduce your Account Value by the partial withdrawal amount plus any applicable charges. When you request a partial withdrawal, you may direct us to take the requested amount from any subaccount or from the Guaranteed Account. If you do not direct us or if the Account Value in the subaccount or Guaranteed Account is insufficient to withdraw the amount requested, we will withdraw all or the difference from the remaining subaccounts on a pro rata basis.

We will process partial withdrawal requests at the price next computed after we receive your written request at our Administrative Office. We will generally pay partial withdrawals within seven days.

Expenses for Partial Withdrawal. During the first ten policy years or for the ten policy years following a requested increase in Face Amount, we will deduct the applicable surrender charge on a partial withdrawal. This charge will be deducted from your Account Value along with the amount requested to be withdrawn and will be considered part of the partial withdrawal (together, the "partial withdrawal amount"). Currently, we do not assess a processing fee for partial withdrawals. However, we reserve the right to assess a $25 processing charge for each withdrawal.

Effect of Partial Withdrawal on your Face Amount. The Face Amount of your policy will also be reduced by the partial withdrawal amount if you selected the Level Death Benefit Option.

We will reduce the Face Amount by the amount of the partial withdrawal in the following order:

(1) The most recent increase in the Face Amount, if any, will be reduced first.

(2) The next most recent increases in the Face Amount, if any, will then be successively decreased.

(3)   The initial Face Amount will then be decreased.

No partial withdrawal may be made that would reduce the Face Amount below the minimum Face Amount.

Partial withdrawals from your policy may have tax consequences.

Systematic Withdrawal Program

You may access your Account Value by electing the systematic withdrawal program. This program allows you to automatically receive payments on a monthly, quarterly, semi-annual or annual basis. You may request to participate in the systematic withdrawal program at any time after the first policy anniversary.

You have the option to switch to borrowing from your Account Value once a specified amount of withdrawals has been reached. You may also elect to borrow the interest due on your outstanding loan balance in order to continue to receive a consistent payment amount. Loans taken under this program are not subject to the minimum loan amount.

Some withdrawals or loans may be taxable. Please consult with your tax adviser before requesting a withdrawal or a loan.

Surrendering the Policy for Net Cash Surrender Value

You may surrender your policy at any time for its Net Cash Surrender Value by submitting a written request to our Administrative Office. We will require the return of the policy. A surrender charge may apply. We will process a surrender request as of the date we receive your written request and all required documents. Your surrender request generally will be paid within seven days. The Net Cash Surrender Value must be taken in one lump sum. Your policy will terminate and cease to be in force if it is surrendered and no Life Insurance Proceeds will be payable. Your policy cannot later be reinstated.

================================================================================

                          Payment Options for Benefits

================================================================================

Currently, we only offer a lump sum payment option for receiving proceeds payable under the policy, such as upon surrender or death.

================================================================================

                             Expenses of the Policy

================================================================================

Periodically, we will deduct expenses related to your policy. We will deduct these:

o     from premium, Account Value and from subaccount assets; and

o     upon certain transactions.

The amount of these expenses are described in your policy as either guaranteed or current. We will never charge more than the guaranteed amount. We may in our discretion deduct expenses on a current basis that is less than the guaranteed amount.

Deductions From Premium

We will deduct up to a maximum of 8% from each premium payment to provide for state premium taxes, DAC taxes and for other expenses associated with acquiring and servicing a policy. Currently, the deduction is 7%.

Monthly Deductions From Account Value

On the Policy Date and each Monthly Anniversary thereafter until the Insured reaches Attained Age 100, we make a deduction from your Account Value. If the Issue Date is later than the Policy Date, we will make a deduction on the Issue Date for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. For this purpose, the Policy Date is treated as a Monthly Anniversary.

On each Monthly Anniversary we will deduct charges for:

o     The administration of your policy.

o     The acquisition and underwriting costs of your policy.

o     The cost of insurance for your policy.

o     The cost of any supplemental benefits or riders.

Subject to our approval, you may request us to take the monthly deductions from your Account Value allocated to the Guaranteed Account (not including the Loan Account) or specified subaccounts. Otherwise, we will take the monthly deductions from each subaccount and the Guaranteed Account on a pro rata basis.

Administrative Charge. This charge compensates us for administrative expenses associated with the policy and the Variable Account. These expenses relate to premium billing and collection, record keeping, processing claims, policy loans, policy changes, reporting and overhead costs, processing applications and establishing policy records. This charge will be no more than $7.50 per month. Currently, the charge is $7.50 per month.

Acquisition Charge. We will make a deduction from your Account Value for expenses associated with the acquisition and underwriting costs to issue your policy. This charge will vary based on the Insured's age, sex and rate class. We deduct an amount per $1,000 of Face Amount as shown in Appendix A. The charge is assessed for the first five policy years and, if you request an increase in the Face Amount, for the first five years following that increased Face Amount.

Cost of Insurance Charge. This charge compensates us for providing insurance coverage. The charge depends on a number of factors, such as Attained Age, sex and rate class of the Insured, and therefore will vary from policy to policy and from month to month. For any policy the cost of insurance on a Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the net amount at risk under the policy on that Monthly Anniversary.

Net Amount at Risk.

If the Death Benefit is equal to the Face Amount, or the Face Amount plus Account Value, then the net amount at risk is calculated as (a) minus (b) where:

(a) is the current Death Benefit at the beginning of the policy month divided by 1.0032737; and

(b) is the current total Account Value.

If the Death Benefit is equal to the Account Value multiplied by the appropriate minimum death benefit factor, then the net amount at risk is calculated as (a) minus (b) where:

(a) is the current Death Benefit at the beginning of the policy month; and

(b) is the current total Account Value

Rate Classes for Insureds. We currently rate Insureds in one of the following basic rate classifications based on our underwriting:

o     preferred nonsmoker;

o     standard plus nonsmoker;

o     standard nonsmoker;

o     smoker;

o     substandard for those involving a higher mortality risk.

We place the Insured in a rate class when we issue the policy based on our underwriting determination. This original rate class applies to the initial Face Amount, as well as subsequent automatic increases in Face Amount under the Automatic Face Amount Increase Option under the policy. When an increase in Face Amount is requested, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower guaranteed cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the initial Face Amount. If the rate class for the increase has higher guaranteed cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in Face Amount and the original rate class will continue to apply to the initial Face Amount and to automatic increases in the Face Amount.

If there have been requested increases in the Face Amount, we may use different cost of insurance rates for the requested increased portions of the Face Amount. For purposes of calculating the cost of insurance charge after the Face Amount has been increased, the Account Value will be applied to the initial Face Amount first and then to any subsequent requested increases in Face Amount. If at the time an increase is requested, the Account Value exceeds the initial Face Amount (or any subsequently increased Face Amount) divided by 1.0032737, the excess will then be applied to the subsequent increase in Face Amount in the sequence of the increases.

In order to maintain the policy in compliance with Section 7702 of the Code, under certain circumstances, an increase in Account Value will cause an automatic increase in the Death Benefit. The Attained Age and rate class for such requested increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

The guaranteed cost of insurance charges at any given time for a substandard policy with flat extra charges will be based on the guaranteed maximum cost of insurance rate for the policy (including table rating multiples, if applicable), the then current net amount at risk, plus the actual dollar amount of the flat extra charge.

Our current cost of insurance rates may be less than the guaranteed rates. Our current cost of insurance rates will be determined based on our expectations as to future mortality, investment, expense and persistency experience. These rates may change from time to time. In our discretion, the current charge may be increased in any amount up to the maximum guaranteed charge shown in the table.

Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker rate class are generally lower than rates for an Insured of the same age and sex in a smoker rate class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker rate class are generally lower than rates for an Insured of the same age and sex and smoking status in a substandard rate class.

Legal Considerations Relating to Sex-Distinct Premium and Benefits. Mortality tables for the policy generally distinguish between males and females. Thus, premium and benefits under the policy covering males and females of the same age will generally differ.

We may also offer the policy based on unisex mortality tables if required by state law. Employers and employee organizations considering the purchase of a policy should consult their legal advisers to determine whether purchase of a policy based on sex- distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer the policy with unisex mortality tables to such prospective purchasers.

Deduction From Variable Account Assets

Mortality and Expense Risk Charge. We deduct a daily charge from the net assets in the subaccounts for assuming certain mortality and expense risks under the policy. This charge does not apply to the amounts you allocate to the Guaranteed Account. Currently, we charge an annual rate of 0.75% of the subaccount assets for the first 10 policy years and 0.25% thereafter. As of policy year 11, the mortality and expense risk charge will be 0.50% less than the current rate in effect immediately before policy year 11 begins. The guaranteed charge is at an annual rate of 0.90% in policy years 1 through 10 and 0.40% thereafter. Although the charge may be increased or decreased in our sole discretion, it will not exceed the guaranteed annual rate of 0.90% or 0.40%, as applicable, of your Account Value in the subaccounts.

The mortality risk we assume is that the Insured under a policy may die sooner than anticipated and, therefore, we will pay an aggregate amount of Life Insurance Proceeds greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering all policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against all policies.

Deductions Upon Policy Transactions

Transfer Charge. We currently impose a $25 transfer charge on any transfer of Account Value among the subaccounts and the Guaranteed Account in excess of the 12 free transfers permitted each policy year. If applicable, we will deduct the charge from the amount you transfer before allocation to the new subaccount(s) or to the Guaranteed Account. The confirmation of the transaction will show the transfer charge, if any.

Surrender Charge. If the policy is surrendered or there is a decrease in Face Amount during the first 10 policy years, we will deduct a surrender charge based on the initial Face Amount. If a policy is surrendered or there is a decrease in Face Amount within 10 years after a requested increase in Face Amount, we will deduct a surrender charge based on the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid.

Surrender Charge Calculation. In general, the surrender charge is based on the Face Amount. The surrender charge will be no greater than the product of (1) times (2) times (3) where:

(1)   is equal to the Face Amount divided by $1,000;

(2) is equal to a surrender charge factor per $1,000 based on the Insured's age, sex and rate class; and

      (3) is equal to the factor based upon the number of years that have elapsed since the Policy Date or requested increase in Face Amount, as described in the following table:

          Year                  Factor
          ----                  ------

            1..................  100%

            2..................   90%

            3..................   80%

            4..................   70%

            5..................   60%

            6..................   50%

            7..................   40%

            8..................   30%

            9..................   20%

           10..................   10%

          11+..................    0%

The product of (1) and (2) will be capped at a level not to exceed a maximum surrender charge based on a rate per $1,000 of Face Amount. A table of surrender charge factors per $1,000 of Face Amount is shown in Appendix A.

Surrender Charge Based On An Increase Or Decrease In Face Amount. A requested increase in Face Amount of the policy will result in an additional surrender charge during the 10 policy years immediately following the requested increase. The additional surrender charge period will begin on the effective date of the requested increase. If the Face Amount of the policy is reduced before the end of the 10th policy year or within 10 years immediately following a Face Amount increase, we may also deduct a pro rata share of any applicable surrender charge from your Account Value. Reductions will first be applied against the most recent requested increase in the Face Amount of the policy. They will then be applied to prior requested increases in Face Amount of the policy in the reverse order in which such increases took place, and then to the initial Face Amount of the policy.

Surrender Charge Upon Partial Withdrawal. During the surrender charge period we will deduct a surrender charge:

o     Upon a partial withdrawal; and

o     If you decrease your Face Amount.

We deduct the surrender charge from the subaccounts and the Guaranteed Account in the same proportion as we deduct the amounts for your partial withdrawal.

Surrender Charge Due to Partial Withdrawal. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the amount of partial withdrawal plus any administrative charge, if applicable, for the partial withdrawal, divided by the Net Cash Surrender Value immediately prior to the partial withdrawal).

Surrender Charge Due to Decrease in Face Amount. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the policy prior to the decrease).

Partial Withdrawal Administrative Charge. We reserve the right to deduct an administrative charge upon a partial withdrawal of up to $25 per partial withdrawal. Currently, we do not assess an administrative charge for partial withdrawals. In certain states the charge may be the lesser of $25 or 2% of the amount withdrawn.

Discount Purchase Programs

The amount of the surrender charge and other charges under the policy may be reduced or eliminated when sales of the policy are made to individuals or to groups of individuals in a manner that in our opinion results in expense savings. For purchases made by officers, directors and employees of the company, an affiliate, or any individual, firm, or a company that has executed the necessary agreements to sell the policy, and members of the immediate families of such officers, directors, and employees, we may reduce or eliminate the surrender charge. Any variation in charges under the policy, including the surrender charge, administrative charge or mortality and expense risk charge, will reflect differences in costs or services and will not be unfairly discriminatory.

================================================================================

                        Supplemental Benefits and Riders

================================================================================

We intend to make available certain supplemental benefits and riders which may in the future be issued with the policy. Any monthly charges for these supplemental benefits and riders, as listed below, will be deducted from the Account Value. The addition of riders may affect the cost of insurance.

Accelerated Benefit Rider (ABR)

Accidental Death Benefit Rider (ADB)

Child's Term Rider (CTR)

Primary Insured Rider (PIR)

Waiver of Monthly Deductions Rider (WMD)

================================================================================

                             Other Policy Provisions

================================================================================

Right to Exchange or Convert

You may exchange or convert this policy to a flexible premium fixed benefit life insurance policy on the life of the Insured, without evidence of insurability. This exchange may be made:

(a)   within 24 months after the Issue Date while the policy is in force;

(b) within 24 months of any increase in Face Amount of the policy, other than under the Automatic Face Amount Increase Option; or

(c) within 60 days of the effective date of a material change in the investment policy of a subaccount, or within 60 days of the notification of such change, if later. In the event of such a change, we will notify you and give you information on the options available.

When an exchange or conversion is requested, we accomplish the exchange by transferring all of the Account Value to the Guaranteed Account. There is no charge for this transfer. Once this option is exercised, the entire Account Value must remain in the Guaranteed Account for the remaining life of the policy. The Face Amount in effect at the time of the exchange will remain unchanged. The Policy Date, Issue Date, and issue age of the Insured will remain unchanged. The owner and Beneficiary are the same as were recorded immediately before the exchange.

Paid-Up Insurance Benefit

At any time while the policy is in force and the Insured is alive, you may request conversion of the policy to guaranteed paid-up life insurance payable on the death of the Insured. Upon such conversion, we will not accept additional premium and we will transfer all of your Account Value to the Guaranteed Account. The fixed, guaranteed amount of insurance will be the lesser of (a) and
(b) where:

(a) is the amount of insurance that can be purchased by using the Net Cash Surrender Value on the date of conversion, if any, as a net single premium. The calculation will be based on the guaranteed mortality table and interest rates specified in the policy, as well as the rate class of the Insured; and

(b) is the life insurance benefit under the policy before conversion.

The balance of the Net Cash Surrender Value, in excess of the net single premium, if any, will be refunded.

Incontestability

We will not contest the policy after it has been in force during the Insured's lifetime for two years from the Issue Date. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion

If the Insured commits suicide within two years after the Issue Date, our liability will be limited to the payment of a single sum. This sum will be equal to the premium paid, minus any loan and accrued loan interest, any partial withdrawal, and the cost of any riders attached to the policy. If the Insured commits suicide within two years after the effective date of a requested increase in the Face Amount, then our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions made for such increase plus the expense charge deducted for the increase.

Misstatement of Age or Sex

If an Insured's age or sex has been misstated in the policy, the Death Benefit and any benefits provided by riders shall be those which would be purchased at the most recent monthly deduction for the cost of insurance charge for the correct age and sex.

Changes in the Policy or Benefits

At any time we may make such changes in the policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code or to make the policy conform with any law or regulation issued by any government agency to which it is subject.

When Proceeds Are Paid

We will ordinarily pay Life Insurance Proceeds, loan proceeds, and partial withdrawal or surrender proceeds within seven days after receipt at our Administrative Office of all the required documents. Other than the Life Insurance Proceeds, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, we may delay making a payment or processing a transfer request if:

(2) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Exchange Commission, or the Securities and Exchange Commission declares that an emergency exists; or

(3) the Securities and Exchange Commission by order permits postponement of payment for your protection.

In addition we may delay making deductions from the Guaranteed Account for up to 6 months after we receive your request.

Reports to Owners

We will send you a confirmation within seven days of the following transactions:

o the receipt of any unplanned premium (and any premium received before the Issue Date);

o     any change of allocation of premium;

o     any transfer among subaccounts;

o     any loan, interest repayment, or loan repayment;

o     any partial withdrawal;

o any return of premium necessary to comply with applicable maximum receipt of any premium payment;

o     any exercise of your right to cancel;

o     an exchange of the policy;

o     full surrender of the policy; or

o     payment of the Life Insurance Proceeds under the policy.

Within 30 days after each policy anniversary we will send you an annual statement. The statement will show the Death Benefit currently payable, and the current Account Value, Cash Surrender Value, and the Outstanding Loan. The statement will also show premium paid, all charges deducted during the policy year, and all transactions. We will also send to you annual and semi-annual reports for the Variable Account.

Assignment

You may assign the policy, if we agree, in accordance with its terms by using a form provided by us. We will not be deemed to know of an assignment unless we receive a copy of this assignment form at our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Any assignment or pledge of a modified endowment contract as collateral for a loan may result in a taxable event.

Reinstatement

If the policy has ended without value, you may reinstate Policy benefits while the Insured is alive if you:

1. Request in writing a reinstatement of policy benefits within three years from the end of the Grace Period;

2.    Provide evidence of insurability satisfactory to us;

3. Make a payment of an amount sufficient to cover (i) total monthly deductions for three months, calculated from the effective date of reinstatement; and (ii) the premium expense charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your Account Value; and

4. Repay or reinstate any Outstanding Loan which existed on the date the policy ended.

The effective date of the reinstatement of policy benefits will be the next Monthly Anniversary which coincides with or next follows the date we approve your request. We will deduct the premium expenses from the required payment. The monthly expense charges, Account Value, Outstanding Loan and surrender charge that will apply upon reinstatement will be those that were in effect on the date the policy lapsed. We will start to make monthly deductions again as of the effective date of reinstatement.

================================================================================

                             Performance Information

================================================================================

From time to time we may advertise the total return and the average annual total return of the subaccounts and the portfolios. Both total return and average total return figures are based on historical earnings and are not intended to indicate future performance.

Total return for a portfolio refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized. Total return for the subaccounts refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized, and the mortality and expense risk charge. Average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative return if a portfolio's or subaccount's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the portfolio, they are not the same as actual year-by-year results.

The performance information set forth in Appendix B reflects the total of the income generated by the portfolio net of the total portfolio operating expenses (i.e., management fees and other portfolio expenses), plus capital gains and losses, realized or unrealized. The performance results do not reflect charges deducted from premium, Account Value, or Variable Account assets (for example, mortality and expense risk charge, monthly deductions, cost of insurance, surrender charge, sales load, DAC taxes, and any state or local premium taxes). If these charges were included, the total return figures would be lower.

Performance information may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the subaccount results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the subaccount. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to owners and prospective owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the policy and the characteristics of and market for such financial instruments.

Total return data may be advertised based on the period of time that the portfolios have been in existence. The results for any period prior to the policy being offered will be calculated as if the policy had been offered during that period of time, with all charges assumed to be those applicable to the policy.

Performance information for any subaccount in any advertising will reflect only the performance of a hypothetical investment in the subaccount during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which the subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown in any advertising and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolios.

================================================================================

                        Federal Income Tax Considerations

================================================================================

The following summarizes the current federal income tax law that applies to life insurance in general. This summary does not cover all situations. This summary is based upon our understanding of the current federal income tax laws and current interpretations by the Internal Revenue Service. We cannot predict whether the Code will change. You should speak to a competent tax adviser to discuss how the purchase of a policy and the transactions you make under the policy will impact your federal tax liability.

Tax Status of the Policy

A policy has certain tax advantages when it is treated as a "life insurance contract" under the Code. We believe that the policy meets the definition of a life insurance contract under Section 7702 of the Code. You bear the risk that the policy may not meet the definition of a life insurance contract. You should consult your own tax advisers to discuss these risks.

The Company

We are taxed as a life insurance company under the Code. For federal tax purposes, the Variable Account and its operations are considered to be part of our operations and are not taxed separately.

Diversification and Investor Control

The Code requires that we diversify the investments underlying variable insurance contracts. If the investments are not properly diversified and any remedial period has passed, Section 817(h) of the Code provides in general the contract is immediately disqualified from treatment as a life insurance contract for federal income tax purposes. Disqualification of the policy as a life insurance contract would result in taxable income to you at the time that we allocate any earnings to your policy. You would have taxable income even though you have not received any payments under the policy.

To the extent that any segregated asset account with respect to a variable life insurance contract invests exclusively in securities issued by the U.S. Treasury, the diversification standard is satisfied. A segregated asset account underlying life insurance contracts such as the policy will also meet the diversification requirements if, as of the close of each quarter:

      o the regulated investment companies in which the segregated asset account invest satisfy the diversification requirements described below; and

      o not more than 55% of the value of the assets of the account are attributable to cash and cash items (including receivables), government securities and securities of other regulated investment companies.

The diversification requirements may be met for each if:

      o no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

      o no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

      o no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

      o no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

Generally, each U.S. government agency or instrumentality is treated as a separate issuer under these rules.

All securities of the same issuer are generally treated as a single investment.

We intend that each portfolio in which the subaccounts invest will be managed by its investment adviser in compliance with these diversification requirements.

A variable life insurance policy could fail to be treated as a life insurance contract for tax purposes if the owner of the policy has such control over the investments underlying the policy (e.g., by being able to transfer values among subaccounts with only limited restrictions) so as to be considered the owner of the underlying investments. There is some uncertainty on this point because no guidelines have been issued by the Treasury Department. If and when guidelines are issued, we may be required to impose limitations on your rights to control investment designations under the policy. We do not know whether any such guidelines will be issued or whether any such guidelines would have retroactive effect. We, therefore, reserve the right to make changes that we deem necessary to insure that the policy qualifies as a life insurance contract.

Tax Treatment of the Policy

Section 7702 of the Code sets forth a detailed definition of a life insurance contract for federal tax purposes. The Treasury Department has not issued final regulations so that the extent of the official guidance as to how Section 7702 is to be applied is quite limited. If a policy were determined not to be a life insurance contract for purposes of Section 7702, that policy would not qualify for the favorable tax treatment normally provided to a life insurance contract.

With respect to a policy issued on the basis of a standard rate class, we believe that such a policy should meet the Section 7702 definition of a life insurance contract.

With respect to a policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less certainty, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a policy meets the definition of a life insurance contract set forth in Section 7702. Thus, it is not clear that such a policy would satisfy Section 7702, particularly if the you pay the full amount of premium permitted under the policy.

If subsequent guidance issued under Section 7702 leads us to conclude that a policy does not (or may not) satisfy Section 7702, we will take appropriate and necessary steps for the purpose of bringing the policy into compliance, but we can give no assurance that it will be possible to achieve that result. We expressly reserve the right to restrict policy transactions if we determine such action to be necessary to qualify the policy as a life insurance contracts under
Section 7702.

Tax Treatment of Policy Benefits In General

This discussion assumes that each policy will qualify as a life insurance contract for federal income tax purposes under Section 7702. The Life Insurance Proceeds under the policy should be excluded from the taxable gross income of the Beneficiary. In addition, the increases in Account Value should not be taxed until there has been a distribution from the policy such as a surrender, partial surrender or lapse with outstanding loan.

Pre-Death Distribution

The tax treatment of any distribution you receive before the insured's death depends on whether the policy is classified as a modified endowment contract.

Policies Not Classified as Modified Endowment Contracts

o If you surrender the policy or allow it to lapse, you will not be taxed except to the extent the amount you receive is in excess of the premium you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay policy debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premium you paid for the policy less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 policy years, all or a portion of a withdrawal may be taxed if the cash value exceeds the total premium paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premium paid.

o Extra premium for optional benefits and riders generally do not count in computing the premium paid for the policy for the purposes of determining whether a withdrawal is taxable.

o Loans you take against the policy are ordinarily treated as debt and are not considered distributions subject to tax.

Modified Endowment Contracts

o The rules change if the policy is classified as a modified endowment contract ("MEC"). The policy could be classified as a MEC if premium substantially in excess of scheduled premium is paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the policy to be classified as a MEC. The rules on whether a policy will be treated as a MEC are very complex and cannot be fully described in this summary. You should consult a qualified tax adviser to determine whether a policy transaction will cause the policy to be classified as a MEC. We will monitor your policy and will take steps reasonably necessary to notify you on a timely basis if your policy is in jeopardy of becoming a MEC.

o If the policy is classified as a MEC, then amounts you receive under the policy before the insured's death, including loans and withdrawals, are included in income to the extent that the cash value before surrender charges exceeds the premium paid for the policy increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a MEC is taxable in the same way. These rules also apply to pre-death distributions, including loans, made during the two-year period before the time that the policy became a MEC.

o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10% unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to the policies owned by businesses.

o All MECs issued by us to you during the same calendar year are treated as a single policy for purposes of applying these rules.

Interest on Policy Loans. Except in special circumstances, interest paid on a loan under a policy which is owned by an individual is treated as personal interest under the Code and thus will not be tax deductible. In addition, the deduction of interest that is incurred on any loan under a policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or who is financially interested in the business carried on by that taxpayer may also be subject to certain restrictions set forth in Section 264 of the Code. Before taking a policy loan, you should consult a tax adviser as to the tax consequences of such a loan. (Also Section 264 of the Code may preclude business owners from deducting premium payments.)

Policy Exchanges and Modifications. Depending on the circumstances, the exchange of a policy, a change in the policy's death benefit option, a policy loan, a partial surrender, a surrender, a change in ownership, or an assignment of the policy may have federal income tax consequences. In addition, the federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds will depend on the circumstances of each owner or Beneficiary.

Withholding. We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to non-resident aliens.

You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

Generation Skipping Transfer Tax. A transfer of the policy or the designation of a beneficiary who is either 37 1/2 years younger than the owner or a grandchild of the owner may have generation skipping transfer tax consequences.

Contracts Issued in Connection With Tax Qualified Pension Plans. Prior to purchase of a policy in connection with a qualified plan, you should examine the applicable tax rules relating to such plans and life insurance thereunder in consultation with a qualified tax adviser.

Possible Charge for the Company's Taxes

At the present time, we do not deduct any charges for any federal, state or local income taxes. However, we do currently deduct charges for state and federal premium based taxes and the federal DAC tax. We reserve the right in the future to deduct a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or to the policy.

================================================================================

                           Distribution of the Policy

================================================================================

Where the policy may be lawfully sold, it is sold by licensed insurance agents who are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934. The broker-dealers are also members of the National Association of Securities Dealers, Inc.

The policy will be distributed through the principal underwriter for the Variable Account, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, an affiliate of ours. AIGESC may also enter into selling agreements with other broker dealers that will offer the policy.

Commissions may be paid to registered representatives based on premium paid for policies sold. Other expense reimbursements, allowances, and overrides may also be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. Additional payments may be made for administrative or other services not directly related to the sale of the policies.

Other Policies Issued by the Company

We may offer other policies similar to those offered herein.

================================================================================

                            About Us and the Accounts

================================================================================

The Company

We are a member of the
American International
Group, Inc.

American International Life Assurance Company of New York is a stock life insurance company operating under the laws of the State of New York. It was incorporated in 1962. We provide a full range of individual and group life, disability, accidental death and dismemberment policies and annuities. We are a subsidiary of American International Group, Inc., which is a holding company for a number of companies engaged in the international insurance business, both life and general, in approximately 130 countries and jurisdictions around the world.

The Variable Account

We established the Variable Account as a separate investment account on June 5, 1986. It may be used to support the policy and other variable life insurance policies, and used for other permitted purposes. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the federal securities laws.

Although you may have
allocated your Account Value
to the subaccounts, you do
not own these assets. You
only own your policy.

We own the assets in the Variable Account. The Variable Account is divided into subaccounts. The subaccounts available under the policy invest in shares of a specific portfolio of the Anchor Series Trust or SunAmerica Trust. The Variable Account may include other subaccounts that are not available under the policy.

Income, gains and losses, realized or unrealized, of a subaccount are credited to or charged against the subaccount without regard to any of our other income, gains or losses. Assets equal to the reserves and other contract liabilities with respect to each subaccount are not chargeable with liabilities arising out of any of our other businesses or separate accounts. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits provided under the policy.

Rights we have reserved.

We have reserved certain rights regarding the Variable Account. We will exercise these rights only in compliance with all applicable regulatory requirements. We have the right to:

o     change, add or delete designated investment options.

o     add or remove subaccounts.

o withdraw assets of a class of policies to which the policy belongs from a subaccount and put them in another subaccount.

o     combine any two or more subaccounts.

o register other separate accounts or deregister the Variable Account with the Securities and Exchange Commission.

o run the Variable Account under the direction of a committee and discharge such committee at any time.

o restrict or eliminate any voting rights of owners, or other persons who have voting rights as to the Variable Account.

o operate the Variable Account or one or more of the subaccounts by making direct investments or in any other form. If we do so, we may invest the assets of the Variable Account or one or more of the subaccounts in any investments that are legal, as determined by our own or outside counsel.

We will not change an investment adviser or any investment of a subaccount of our Variable Account unless approved by the Commissioner of Insurance of the State of New York or deemed approved in accordance with such law or regulation. Any approval process is on file with the insurance supervisory official of the jurisdiction in which this policy is delivered.

If any change we make results in a material change in the underlying investments of a subaccount, we will notify you of such change. If you have value in that subaccount:

o We will transfer it at your written direction from that subaccount without charge to another subaccount or to the Guaranteed Account, and

o     You may then change your premium allocation percentages.

Voting Rights. We are the legal owner of shares held by the subaccounts and as such have the right to vote on all matters submitted to shareholders of the portfolios. However, as required by law, we will vote shares held in the subaccounts at regular and special meetings of shareholders of the portfolios in accordance with instructions we receive from owners with Account Value in the corresponding subaccounts. If allowed by law or required by law, we may vote shares of the portfolios without obtaining instructions or in disregard to instructions we have received. If we ever disregard voting instructions, we will advise you of that action and our reasons for such action in the next semiannual report.

The Guaranteed Account

The Guaranteed Account is an account within our general account. Our general account assets are used to support our insurance and annuity obligations other than those funded by separate investment accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We have not registered interests in the Guaranteed Account under the Securities Act of 1933 or the Guaranteed Account as an investment company under the Investment Company Act of 1940.

The staff of the Securities and Exchange Commission has not reviewed our disclosure regarding the Guaranteed Account. Our disclosure regarding the Guaranteed Account must comply with generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

================================================================================

                      Our Directors and Executive Officers

================================================================================

The directors and principal officers of the Company are listed below with their current principal business affiliation and their principal occupations during the past five (5) years. All officers have been affiliated with the Company during the past five (5) years unless otherwise indicated.

                                                           Principal Business
                                                           Affiliations and
                                                           Principal Occupations
Name and Address             Office                        During Past Five Years
----------------             ------                        ----------------------
Michele L. Abruzzo           Director, Senior Executive    Senior Vice President
80 Pine Street               Vice President
New York, NY 10005

James A. Bambrick            Senior Vice President,        Senior Vice President, A&H
One Alico Plaza              Chief Operations Officer      Division
600 King Street
Wilmington, DE 19801

Paul S. Bell                 Director, Sr. Vice            Senior Vice President and
One Alico Plaza              President and Chief           Actuary
600 King Street              Actuary
Wilmington, DE 19801

Marion Elizabeth Fajen       Director
5608 N. Waterbury Road                                     Retired; formerly Vice President
Des Moines, IA 50312                                       and Secretary of AIG, Inc.

Patrick Joseph Foley         Director
Donovan, Perry, Carbon                                     Retired; formerly Vice President
    McDermit & Radzil                                      and General Counsel
Wall Street Plaza
88 Pine Street
New York, NY 10005

Cecil Calvert Gamwell, III   Director                      Director - Life Division AIG,
419 West Beach Road                                        Inc., Director - Seguros,
Charleston, RI 02813                                       Venezuela and Director (ALT)
                                                           Seguros Interamericanos (of New
                                                           York)

Maurice R. Greenberg         Director                      Director, Chairman and Chief
70 Pine Street                                             Executive Officer AIG, Inc.
New York, NY 10270

Jack Russell Harnes           Director                           Retired; formerly Medical
70 Pine Street                                                   Director
New York, NY 10270

John Iniss Howell             Director
Indian Rock Corporation                                          Retired; formerly Director of
263 Glenville Road, 2nd Fl.                                      AIG, Inc. Director of Schroder
Greenwich, CT 06831                                              Capital Management

Jerome T. Muldowney           Director, Senior Vice President
175 Water Street                                                 Senior Managing Director of AIG
New York, NY 10038                                               Global Investment Corp.

Robinson K. Nottingham        Director, Chairman of the          Chairman of the Board and Chief
70 Pine Street                Board                              Executive Officer of American
New York, NY 10270                                               International Life Insurance
                                                                 Company (ALICO)

John Oehmke                   Chief Financial Officer,           Regional Vice President,
One Alico Plaza               Vice President                     Controller American International
600 King Street                                                  Companies, Japan and Korea
Wilmington, DE 19801

Nicholas A. O'Kulich          Director, Vice Chairman,           Vice President, Senior Vice
70 Pine Street                Treasurer                          President of AIG, Inc.
New York, NY 10270

Edmund Sze-Wing Tse           Director                           Vice Chairman of AIG, Inc.
70 Pine Street
New York, NY 10270

Elizabeth M. Tuck             Secretary                          Secretary and Assistant Secretary
70 Pine Street                                                   of AIG, Inc., and certain affiliates
New York, NY 10270

Kenneth D. Walma              Vice President, General            Assistant Secretary, Associate
One Alico Plaza               Counsel                            General Counsel
600 King Street
Wilmington, DE 19801

Gerald Walter Wyndorf         Director, Chief Executive          Executive Vice President of AIG
80 Pine Street                Officer and President              Life Insurance Company
New York, NY 10038

================================================================================

                                Other Information

================================================================================

State Regulation

We are subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. We file an annual statement in a prescribed form with the Insurance Department each year covering our operation for the preceding year and our final condition as of the end of such year. Regulation by the Insurance Department includes periodic examinations to determine our policy liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the staff of the Insurance Department pursuant to the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

Legal Proceedings

There are no legal proceedings to which the Variable Account or the principal underwriter is a party. We are engaged in various kinds of routine litigation which, in our opinion, are not of material importance in relation to our total capital and surplus.

Experts

Our financial statements (American International Life Assurance Company of New York for the years ended December 31, 1999, 1998 and 1997) have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as stated in their report and have been included in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing. Financial statements of the Variable Account are not included because no policies have been issued using the subaccounts described in this prospectus.

Legal Matters

Legal matters relating to the federal securities laws are being passed upon by the firm of Jorden Burt Boros Cicchetti Berenson & Johnson LLP of Washington, D.C.

Published Ratings

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the Variable Account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

================================================================================

                              Financial Statements

================================================================================

                      AMERICAN INTERNATIONAL LIFE ASSURANCE
                               COMPANY OF NEW YORK
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                     [LETTERHEAD OF PRICEWATERHOUSECOOPERS]

                        Report of Independent Accountants

To the Stockholders and Board of Directors
American International Life Assurance Company of New York

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows, and comprehensive income present fairly, in all material respects, the financial position of American International Life Assurance Company of New York (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

February 3, 2000

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS
                                 (in thousands)

                                                                                   December 31,  December 31,
                                                                                       1999        1998
                                                                                    ----------   ----------
                                     Assets

Investments and cash:
   Fixed maturities
      Bonds available for sale, at market value
        (cost: 1999 -- $5,076,750; 1998 -- $4,798,349) ..........................   $4,973,736   $5,065,014
   Equity securities:
       Common stock (cost: 1999 -- $12,837; 1998 -- $12,848) ....................       24,428       26,659
       Non-redeemable preferred stocks (cost: 1999 -- $27,047; 1998 -- $13,544)         26,602       14,691
Mortgage loans on real estate, net ..............................................      460,455      544,401
Real estate, net of accumulated
  depreciation of $6,976 in 1999 and $6,325 in 1998 .............................       18,937       19,587
Policy loans ....................................................................        9,986       10,281
Other invested assets ...........................................................       79,381       84,156
Short-term investments ..........................................................      143,766      252,565
Cash ............................................................................          245      157,187
                                                                                    ----------   ----------
          Total investments and cash ............................................    5,737,536    6,174,541
Amounts due from related parties ................................................        9,470        5,433
Investment income due and accrued ...............................................       82,501       81,703
Premium and insurance balances receivable .......................................       17,345       16,172
Reinsurance assets ..............................................................      306,663       27,234
Deferred policy acquisition costs ...............................................       46,655       41,421
Federal income tax receivable ...................................................        6,598           --
Deferred income taxes ...........................................................       55,056           --
Separate and variable accounts ..................................................      423,534      319,632
Other assets ....................................................................        1,170        1,377
                                                                                    ----------   ----------
          Total assets ..........................................................   $6,686,528   $6,667,513
                                                                                    ==========   ==========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                      December 31,   December 31,
                                                          1999          1998
                                                      -----------    -----------
                                   Liabilities

Policyholders' funds on deposit ...................   $ 3,741,873    $ 3,607,190
Future policy benefits ............................     1,713,163      1,694,572
Reserve for unearned premiums .....................         5,948          4,751
Policy and contract claims ........................       335,557        318,614
Reserve for commissions, expenses and taxes .......         5,183          5,048
Insurance balances payable ........................         7,565         12,088
Federal income tax payable ........................            --          7,623
Deferred income taxes .............................            --         65,683
Amounts due to related parties ....................         3,320         15,231
Separate and variable accounts ....................       423,534        319,632
Other liabilities .................................        32,137            964
                                                      -----------    -----------
          Total liabilities .......................     6,268,280      6,051,396
                                                      -----------    -----------

                                  Capital funds

Common stock, $200 par value; 16,125 shares
  authorized, issued and outstanding ..............         3,225          3,225
Additional paid-in capital ........................       197,025        197,025
Retained earnings .................................       277,829        220,949
Accumulated other comprehensive income ............       (59,831)       194,918
                                                      -----------    -----------
          Total capital funds .....................       418,248        616,117
                                                      -----------    -----------
Total liabilities and capital funds ...............   $ 6,686,528    $ 6,667,513
                                                      ===========    ===========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                              STATEMENTS OF INCOME
                                 (in thousands)

                                                  Years ended December 31,
                                            -----------------------------------
                                               1999         1998         1997
                                            ---------    ---------    ---------
Revenues:
  Premiums ..............................   $ 189,448    $ 100,339    $  96,429
  Net investment income .................     462,215      455,176      435,098
  Realized capital losses ...............     (13,103)      (1,694)        (226)
                                            ---------    ---------    ---------
          Total revenues ................     638,560      553,821      531,301
                                            ---------    ---------    ---------
Benefits and expenses:
  Benefits to policyholders .............     244,895      178,401      165,157
  Increase in future policy benefits
    and policyholders' funds on deposit .     239,635      252,476      221,192
  Acquisition and insurance expenses ....      65,533       59,662       58,231
                                            ---------    ---------    ---------
          Total benefits and expenses ...     550,063      490,539      444,580
                                            ---------    ---------    ---------
Income before income taxes ..............      88,497       63,282       86,721
                                            ---------    ---------    ---------
Income taxes (benefits):
  Current ...............................      15,263       33,357       30,000
  Deferred ..............................      16,354      (10,772)         930
                                            ---------    ---------    ---------
          Total income taxes ............      31,617       22,585       30,930
                                            ---------    ---------    ---------
Net income ..............................   $  56,880    $  40,697    $  55,791
                                            =========    =========    =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)

                                                           Years ended December 31,
                                                      -----------------------------------
                                                         1999         1998         1997
                                                      ---------    ---------    ---------
Common stock
Balance at beginning of year ......................   $   3,225    $   3,225    $   3,225
                                                      ---------    ---------    ---------
Balance at end of year ............................       3,225        3,225        3,225
                                                      ---------    ---------    ---------
Additional paid-in capital
Balance at beginning of year: .....................     197,025      197,025      197,025
                                                      ---------    ---------    ---------
Balance at end of year ............................     197,025      197,025      197,025
                                                      ---------    ---------    ---------
Retained earnings
Balance at beginning of year ......................     220,949      190,252      134,461
Net income ........................................      56,880       40,697       55,791
Dividends to Stockholders .........................          --      (10,000)          --
                                                      ---------    ---------    ---------
Balance at end of year ............................     277,829      220,949      190,252
                                                      ---------    ---------    ---------
Accumulated other comprehensive income
Balance at beginning of year ......................     194,918      184,681      135,431
Unrealized appreciation (depreciation) of
  investments - net of reclassification adjustments    (400,842)      (4,208)     104,775
Deferred income tax benefit (expense) on
  changes and future policy benefits ..............     146,093       14,445      (55,525)
                                                      ---------    ---------    ---------
Balance at end of year ............................     (59,831)     194,918      184,681
                                                      ---------    ---------    ---------
Total capital funds ...............................   $ 418,248    $ 616,117    $ 575,183
                                                      =========    =========    =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                      Years ended December 31,
                                                             -----------------------------------------
                                                                 1999           1998           1997
                                                             -----------    -----------    -----------
Cash flows from operating activities:
  Net income .............................................   $    56,880    $    40,697    $    55,791
                                                             -----------    -----------    -----------
Adjustments to reconcile net income
  to net cash provided by operating activities:
  Non-cash revenues, expenses, gains
    and losses included in income:
    Change in insurance reserves .........................        45,730        323,971         44,065
    Change in premiums and insurance balances
      receivable and payable -- net ......................        (5,697)         4,753         (3,201)
    Change in reinsurance assets .........................      (279,429)        (6,624)         4,601
    Change in deferred policy acquisition costs ..........        (5,234)        (1,674)        (3,992)
    Change in investment income due and accrued ..........          (799)           628         (4,898)
    Realized capital losses ..............................        13,103          1,694            226
    Change in current and deferred income taxes -- net ...         2,133         (6,220)           243
    Change in reserves for commissions, expenses and taxes           135            480           (337)
    Change in other assets and liabilities -- net ........         2,969        (24,194)       (11,055)
                                                             -----------    -----------    -----------
        Total adjustments ................................      (227,089)       292,814         25,652
                                                             -----------    -----------    -----------
    Net cash (used in) provided by operating activities ..      (170,209)       333,511         81,443
                                                             -----------    -----------    -----------
Cash flows from investing activities:
  Cost of fixed maturities at market, sold ...............       913,262        317,042        255,408
  Cost of fixed maturities at market, matured or redeemed        641,409        824,480        435,831
  Cost of equity securities sold .........................         1,149          1,413          7,422
  Cost of real estate sold ...............................            --          5,107             --
  Realized capital (losses) gains ........................       (13,103)        (1,694)         3,774
  Purchase of fixed maturities ...........................    (1,815,447)    (1,202,023)      (922,293)
  Purchase of equity securities ..........................       (14,641)       (13,671)        (3,000)
  Mortgage loans granted .................................       (64,782)      (140,623)       (89,717)
  Repayments of mortgage loans ...........................       148,799        150,803         44,733
  Change in policy loans .................................           296            401            380
  Change in short-term investments .......................       108,799       (172,672)       (19,560)
  Change in other invested assets ........................       (22,632)       (12,118)         6,100
  Other -- net ...........................................        (4,525)       (16,637)        (7,361)
                                                             -----------    -----------    -----------
    Net cash used in investing activities ................      (121,416)      (260,192)      (288,283)
                                                             -----------    -----------    -----------
Cash flows from financing activities:
  Change in policyholders' funds on deposit ..............       134,683         93,569        205,413
  Dividends to stockholders ..............................            --        (10,000)            --
                                                             -----------    -----------    -----------
    Net cash provided by financing activities ............       134,683         83,569        205,413
                                                             -----------    -----------    -----------
Change in cash ...........................................      (156,942)       156,888         (1,427)
Cash at beginning of year ................................       157,187            299          1,726
                                                             -----------    -----------    -----------
Cash at end of year ......................................   $       245    $   157,187    $       299
                                                             ===========    ===========    ===========

                See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                Years ended December 31,
                                                          -----------------------------------
                                                             1999         1998         1997
                                                          ---------    ---------    ---------
Comprehensive income
Net income ............................................   $  56,880    $  40,697    $  55,791
                                                          ---------    ---------    ---------

Other comprehensive income
Unrealized appreciation (depreciation) of investments--
  net of reclassification adjustments .................    (400,842)      (4,208)     104,775
Changes due to deferred income tax benefit (expense) on
  changes and future policy benefits ..................     146,093       14,445      (55,525)
                                                          ---------    ---------    ---------
Other comprehensive income ............................    (254,749)      10,237       49,250
                                                          ---------    ---------    ---------
Comprehensive income ..................................   $(197,869)   $  50,934    $ 105,041
                                                          =========    =========    =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

      (a) Basis of Presentation: American International Life Assurance Company of New York (the Company) is a wholly owned subsidiary of American International Group, Inc. (the Parent). The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company is licensed to sell life and accident & health insurance in the District of Columbia and all states except Arizona, Connecticut and Maryland. The Company is also licensed in America Samoa, Virgin Islands and Guam.

      The Company also files financial statements prepared in accordance with statutory practices prescribed or permitted by the Insurance Department of the State of New York. Financial statements prepared in accordance with GAAP differ in certain respects from the practices prescribed or permitted by regulatory authorities. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes not recognized for regulatory purposes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes; (5) for regulatory purposes, future policy benefits, policyholders' funds on deposit, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

      (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market values. Dividend income is generally recognized when receivable. Short-term investments are carried at cost, which approximates market.

      Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred income taxes and future policy benefits in capital funds currently.

      Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net realizable value.

      Mortgage loans on real estate are carried at unpaid principal balance less unamortized loan origination fees and costs less an allowance for uncollectible loans. Interest income on such loans is accrued currently.

      Real estate is carried at depreciated cost and is depreciated on a straight-line basis over 31.5 years. Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated over their estimated lives.

      Policy loans are carried at the aggregate unpaid principal balance.

      Other invested assets consist primarily of limited partnerships, which are recorded using either the cost or the equity method depending on the type of partnership and the Company's related ownership percentage.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

1. Summary of Significant Accounting Policies (continued)

      (c) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

      (d) Premium Recognition and Related Benefits and Expenses: Premiums for traditional life insurance and life contingent annuity contracts are recognized when due. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Premiums on accident and health insurance are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums. Estimates of premiums due but not yet collected are accrued. Policy benefits and expenses are associated with earned premiums on long-duration contracts resulting in a level recognition of profits over the anticipated life of the contracts.

      Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Deferred policy acquisition costs and policy initiation costs related to universal life and investment-type products are amortized in relation to expected gross profits over the life of the policies (see Note 3).

      The liability for future policy benefits and policyholders' contract deposits is established using assumptions described in Note 4.

      (e) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

      (f) Separate and Variable Accounts: These accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

      (g) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholders' funds on deposit and policy and contract claims. It also includes funds held under reinsurance treaties.

      (h) Accounting Standards:

      In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (FASB 130) and Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (FASB 131).

      FASB 130 establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. FASB 130 was effective for the Company as of January 1, 1998.

      FASB 131 establishes standards for the way the Company is required to disclose information about its operating segments in its annual financial statements and selected information in its interim financial statements. FASB 131 establishes, where practicable, standards with respect to geographic areas, among other things. Certain descriptive information is also required. FASB 131 was effective for the year ended December 31, 1998 by the

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

1. Summary of Significant Accounting Policies (continued)

Parent, whose operations are conducted principally through three business segments: General Insurance, Life Insurance and Financial Services. All operations of the Company fall within the Life Insurance segment.

      In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FASB 132). This statement requires the Company to revise its disclosures about pension and other postretirement benefit plans and does not change the measurement or recognition of these plans. Also, FASB 132 requires additional information on changes in the benefit obligations and fair values of plan assets. FASB 132 was effective for the year ended December 31, 1998 and has been adopted by the Parent. Information regarding the pension and other postretirement benefit plans is not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and, accordingly, is not presented herein.

      In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative. The Company believes that the impact of FASB 133 on its results of operations, financial condition or liquidity will not be significant. FASB 133 is effective for the year commencing January 1, 2001.

      In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance for the recording of a liability for insurance-related assessments. The statement requires that a liability be recognized in certain defined circumstances. This statement was effective for the year commencing January 1, 1999 and has been adopted herein. SOP 97-3 did not have a material impact on the Company's results of operations, financial condition or liquidity.

      In October 1998, AcSEC issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk, and (iv) have an indeterminate risk. The Company believes that the impact of this statement on its results of operations, financial condition or liquidity will not be significant. This statement is effective for the year commencing January 1, 2000. Restatement of previously issued financial statements is not permitted.

2. Investment Information

      (a) Statutory Deposits: Securities with a carrying value of $17,560,000 and $17,889,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 1999 and 1998, respectively.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

2. Investment Information (continued)

      (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                         Years ended December 31,
                                                      -------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
        Fixed maturities ..........................  $392,878    $386,353    $378,724
        Equity securities .........................     2,309       1,702       1,010
        Mortgage loans ............................    45,173      52,443      48,488
        Real estate ...............................     2,113       2,782       3,097
        Policy loans...............................       750         713         832
        Cash and short-term investments............     7,507       4,334       4,257
        Other invested assets......................    16,026      11,209       2,878
                                                     --------    --------    --------
            Total investment income................   466,756     459,536     439,286
        Investment expenses .......................     4,541       4,360       4,188
                                                     --------    --------    --------
            Net investment income..................  $462,215    $455,176    $435,098
                                                     ========    ========    ========

      (c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 1999, 1998 and 1997 are summarized below (in thousands):

                                                         Years ended December 31,
                                                    -----------------------------------
                                                       1999         1998         1997
                                                    ---------    ---------    ---------
          Realized gains (losses) on investments:
            Fixed maturities ....................   $ (15,407)   $  (3,908)   $      --
            Equity securities ...................       1,702          124        3,774
            Mortgage loans ......................          --           --       (4,000)
            Real Estate .........................          --        2,079           --
            Other ...............................         602           11           --
                                                    ---------    ---------    ---------
            Realized gains (losses) .............   $ (13,103)   $  (1,694)   $    (226)
                                                    =========    =========    =========
          Change in unrealized appreciation
            (depreciation) of investments:
            Fixed maturities ....................   $(369,679)   $ (16,268)   $ 103,520
            Equity securities ...................      (3,812)       1,272       (1,446)
            Other invested assets ...............     (27,351)      10,788        2,701
                                                    ---------    ---------    ---------
            Change in unrealized appreciation
              (depreciation) of investments .....   $(400,842)   $  (4,208)   $ 104,775
                                                    =========    =========    =========

      Proceeds from the sale of investments in fixed maturities during 1999, 1998 and 1997 were $913,263,000, $317,042,000 and $255,408,000, respectively.

      During 1999, 1998 and 1997, gross gains of $8,369,000, $0 and $0, respectively, and gross losses of $23,776,000, $3,908,000 and $0, respectively, were realized on dispositions of fixed maturities.

      During 1999, 1998 and 1997, gross gains of $1,712,000, $126,000 and
$3,774,000, respectively, and gross losses of $10,000, $2,000 and $0, respectively, were realized on dispositions of equity securities.

      (d) Market Value of Fixed Maturities and Unrealized Appreciation of
Investments: At December 31, 1999 and 1998, unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of $15,424,000 and $15,424,000 and gross losses of $4,278,000 and $465,000, respectively.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

2. Investment Information (continued)

            The amortized cost and estimated market values of investments in fixed maturities at December 31, 1999 and 1998 are as follows (in thousands):

                                                          Gross        Gross      Estimated
                                           Amortized    Unrealized   Unrealized     Market
                                              Cost        Gains        Losses       Value
                                           ----------   ----------   ----------   ----------
          1999
          Fixed maturities:
          U.S. Government and government
            agencies and authorities ...   $   68,605   $   13,612   $      407   $   81,810
          States, municipalities and
            political subdivisions .....      665,514       16,609        4,317      677,806
          Foreign governments ..........        9,307          108          247        9,168
          All other corporate ..........    4,333,324       57,006      185,378    4,204,952
                                           ----------   ----------   ----------   ----------
          Total fixed maturities .......   $5,076,750   $   87,335   $  190,349   $4,973,736
                                           ==========   ==========   ==========   ==========

          1998
          Fixed maturities:
          U.S. Government and government
            agencies and authorities ...   $   68,248   $   24,760   $       10   $   92,998
          States, municipalities and
            political subdivisions .....      778,621       51,462        1,252      828,831
          Foreign governments ..........       28,144        6,049           --       34,193
          All other corporate ..........    3,923,336      229,566       43,910    4,108,992
                                           ----------   ----------   ----------   ----------
          Total fixed maturities .......   $4,798,349   $  311,837   $   45,172   $5,065,014
                                           ==========   ==========   ==========   ==========

      The amortized cost and estimated market value of fixed maturities available for sale at December 31, 1999, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Estimated
                                                          Amortized     Market
                                                             Cost        Value
                                                          ----------  ----------
        Due in one year or less .......................   $  394,356  $  385,902
        Due after one year through five years .........    1,967,313   1,940,109
        Due after five years through ten years ........    1,596,471   1,544,741
        Due after ten years ...........................    1,118,610   1,102,984
                                                          ----------  ----------
                                                          $5,076,750  $4,973,736
                                                          ==========  ==========

      (e) CMOs: CMOs are U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. At December 31, 1999 and 1998, the market value of the CMO portfolio was $883,693,000 and $986,103,000, respectively; the estimated amortized cost was approximately $883,419,000 in 1999 and $944,790,000 in 1998. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 1999.

      (f) Fixed Maturities Below Investment Grade: At December 31, 1999 and 1998, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $526,765,000 and $528,461,000, respectively, and an aggregate market value of $467,170,000 and $510,316,000, respectively.

      (g) Non-income Producing Assets: Non-income producing assets were insignificant.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

2. Investment Information (continued)

      (h) Investments Greater than 10% Equity: The market value of investments in the following companies exceeded 10% of the Company's total capital funds at December 31, 1999 (in thousands):

        Fixed Maturities:
        Chase Manhattan Corp ........................................   $ 46,918
        Tower Funding................................................     49,489

3. Deferred Policy Acquisition Costs

      The following reflects the policy acquisition costs deferred (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands):

                                                         Years ended December 31,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
        Balance at beginning of year...............   $41,421     $39,748     $35,754
        Acquisition costs deferred.................     9,166       7,323       9,109
        Amortization charged to income.............    (3,932)     (5,650)     (5,115)
                                                      -------     -------     -------
        Balance at end of year.....................   $46,655     $41,421     $39,748
                                                      =======     =======     =======

4. Future Policy Benefits and Policyholders' Funds on Deposit

      (a) The analysis of the future policy benefits and policyholders' funds on deposit liabilities as at December 31, 1999 and 1998 follows (in thousands):

                                                           1999          1998
                                                        ----------   ----------
          Future policy benefits:
            Long duration contracts ..............      $1,691,028   $1,673,267
            Short duration contracts .............          22,135       21,305
                                                        ----------   ----------
                                                        $1,713,163   $1,694,572
                                                        ==========   ==========
          Policyholder funds on deposit:
            Annuities ............................      $2,924,027   $2,813,969
            Guaranteed investment contracts (GICs)         678,240      685,336
            Universal life .......................         105,223      101,919
            Other investment contracts ...........          34,383        5,966
                                                        ----------   ----------
                                                        $3,741,873   $3,607,190
                                                        ==========   ==========

      (b) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life and annuity products. Short duration contract liabilities are primarily accident and health products. The liability for future policy benefits has been established based upon the following assumptions:

            (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 10.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 7.6 percent and grade to not greater than
      7.5 percent.

            (ii) Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual life approximated 10.7 percent.

      (c) The liability for policyholders' fund on deposit has been established based on the following assumptions:

            (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 7.5 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

4. Future Policy Benefits and Policyholders' Funds on Deposit (continued)

      (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 4.9 percent to 8.1 percent and maturities range from 3 to 7 years.

      (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 1999 was 6.7 percent.

      (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 5.4 percent to 7.1 percent and guarantees ranging from 3.5 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

5. Income Taxes

      (a) The Federal income tax rate applicable to ordinary income is 35% for 1999, 1998 and 1997. Actual tax expense on income from operations differs from the "expected" amount computed by applying the Federal income tax rate because of the following (in thousands except percentages):

                                                        Years ended December 31,
                                   -------------------------------------------------------------------
                                          1999                    1998                    1997
                                   --------------------    --------------------    -------------------
                                               Percent                Percent                 Percent
                                             of pre-tax              of pre-tax             of pre-tax
                                             operating               operating               operating
                                    Amount     Income       Amount     Income       Amount     Income
                                   -------     ------      -------     ------      -------     ------
"Expected" income tax expense      $30,974      35.0%      $22,149      35.0%      $30,352      35.0%
State income tax ............          418       0.5           194       0.3           487       0.6
Other .......................          225       0.3           242       0.4            91       0.1
                                   -------      ----       -------      ----       -------      ----
Actual income tax
  expense ...................      $31,617      35.8%      $22,585      35.7%      $30,930      35.7%
                                   =======      ====       =======      ====       =======      ====

      (b) The components of the net deferred tax liability were as follows (in thousands):

                                                        Years ended December 31,
                                                        -----------------------
                                                           1999         1998
                                                        ---------     ---------
          Deferred tax assets:
            Adjustments to mortgage loans and
              investment income due and accrued ...     $   6,876     $   6,576
            Adjustment to life policy reserves ....        39,467        42,482
            Deferred policy acquisition costs .....            --         5,558
            Unrealized depreciation of investments         32,034            --
            Other .................................           168           937
                                                        ---------     ---------
                                                           78,545        55,553
                                                        ---------     ---------
           Deferred tax liabilities:
             Deferred policy acquisition costs ....     $   2,875     $      --
             Fixed maturities discount ............        16,199        12,376
             Unrealized appreciation on investments            --       105,059
             Other ................................         4,415         3,801
                                                        ---------     ---------
                                                           23,489       121,236
                                                        ---------     ---------
           Net deferred tax (asset) liability .....     $ (55,056)    $  65,683
                                                        =========     =========

      (c) At December 31, 1999, accumulated earnings of the Company for Federal income tax purposes include approximately $2,879,000 of "Policyholders' Surplus" as defined under the Code. Under provisions of the Code,

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

5. Income Taxes (continued)

"Policyholders' Surplus" has not been currently taxed but would be taxed at current rates if distributed to the Parent. There is no present intention to make cash distributions from "Policyholders' Surplus" and accordingly, no provision has been made for taxes on this amount.

      (d) Income taxes paid in 1999, 1998, and 1997 amounted to $28,174,000, $26,796,000, and $30,269,000, respectively.

6. Commitments and Contingent Liabilities

      The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition.

      The Company is a limited partner in Chardon/Hato Rey Partnership (Puerto
Rico). The partnership agreement requires the Company to make an additional capital contribution of up to $3,000,000 to cover construction cost overruns or operating deficits. Construction was completed in 1992, the building is fully leased and profitable; therefore, no demands are foreseen.

      During 1997, the Company entered into a partnership agreement with Private Equity Investors III, L.P. As of December 31, 1999, the Company's unused capital commitment was $5,086,000. Contributions totaling $19,872,000 have been made through December 31, 1999.

      During 1998, the Company entered into a partnership agreement with Sankaty High Yield Asset Partners, L.P. The agreement requires the Company to make capital contributions totaling $2,500,000. Contributions totaling $2,250,000 have been made through December 31, 1999.

      During 1999, the Company entered into a partnership agreement with G2 Opportunity Fund, LP. The agreement requires the Company to make capital contributions totaling $12,500,000. Contributions totaling $11,515,000 have been made through December 31, 1999.

      During 1999, the Company entered into a partnership agreement with CVC Capital Funding LLC. The agreement requires the Company to make capital contributions totaling $10,000,000. No contributions have been made as of December 31, 1999.

      During 1999, the Company entered into a partnership agreement with Private Equity Investors IV, L.P. The agreement requires the Company to make capital contributions totaling $73,000,000. No contributions have been made as of December 31, 1999

7. Fair Value of Financial Instruments

      (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

      The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

      Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair value.

      Fixed maturities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

7. Fair Value of Financial Instruments (continued)

      Equity securities: Fair values for equity securities were based upon quoted market prices.

      Mortgage and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair values of policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

      Policyholders' funds on deposit: Fair values of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

      (b) The fair value and carrying amounts of financial instruments is as follows (in thousands):

                                                            Fair       Carrying
                                                            Value       Amount
                                                         ----------   ----------
        1999
        Cash and short-term investments ..............   $  144,011   $  144,011
        Fixed maturities .............................    4,973,736    4,973,736
        Equity securities ............................       51,030       51,030
        Mortgage and policy loans ....................      476,653      470,441
        Policyholders' funds on deposit ..............   $3,807,329   $3,741,873

                                                            Fair       Carrying
                                                            Value       Amount
                                                         ----------   ----------
        1998
        Cash and short-term investments ..............   $  409,752   $  409,752
        Fixed maturities .............................    5,065,014    5,065,014
        Equity securities ............................       41,350       41,350
        Mortgage and policy loans ....................      586,819      554,682
        Policyholders' funds on deposit ..............   $3,748,401   $3,607,190

8. Capital Funds

      (a) The Company may not distribute dividends to the Parent without prior approval of regulatory agencies. Generally, this limits the payment of such dividends to an amount which, in the opinion of the regulatory agencies, is warranted by the financial condition of the Company. There were no dividends paid in 1999. During 1998, the Company paid a $10,000,000 dividend to its stockholders.

      (b) The Company's capital funds as determined in accordance with statutory accounting practices were $387,814,000 at December 31, 1999 and $337,170,000 at December 31, 1998. Statutory net income amounted to $66,418,000, $35,386,000 and $58,205,000 for 1999, 1998 and 1997, respectively.

      (c) Statement of Accounting Standards No. 130 "Comprehensive Income" (FASB
130) was adopted by the Company effective January 1, 1998. FASB 130 establishes standards for reporting comprehensive income and its components as part of capital funds. The reclassification adjustments with respect to available for sale securities were $(13,103,000), $(1,694,000), and $(226,000) for December
31, 1999, 1998 and 1997, respectively.

9. Employee Benefits

      (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

9. Employee Benefits (continued)

on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 1999, 1998 and 1997 were approximately $153,000, $238,000 and $306,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 1999 by $36,000,000.

      The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

      (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which during the three years ended December 31, 1999, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

      (c) On April 1, 1985, the Parent terminated and replaced its then existing U.S. pension plan, a contributory qualified defined benefit plan, with the current non-contributory qualified defined benefit plan. Settlement of the obligations of the prior plan was accomplished through the purchase of annuities from the Company for accrued benefits as of the date of termination. Future policy benefits reserves in the accompanying balance sheet that relate to these annuity contracts are $69,129,000 at December 31, 1999 and $70,733,000 at December 31, 1998.

      (d) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

      (e) The Parent applies APB Opinion 25 "Accounting for Stock issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase AIG common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FASB 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and therefore are not presented herein.

10. Leases

      (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 1999, the future minimum lease payments under operating leases were as follows:

        Year                                                            Payments
        ----                                                            --------
        2000.......................................................      $1,421
        2001........................................................      1,126
        2002........................................................        774
        2003........................................................        345
        2004........................................................        277
        Remaining years after 2004..................................        230
                                                                         ------
        Total.......................................................     $4,173
                                                                         ======

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

10. Leases (continued)

      Rent expense approximated $1,667,000, $1,604,000 and $1,398,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

11. Reinsurance

      (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 12).

      The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                                 Percentage
                                                                                 of Amount
                                                                                  Assumed
                             Gross         Ceded        Assumed         Net        to Net
                          -----------   -----------   -----------   -----------  ----------
December 31, 1999
Life Insurance in Force   $32,831,967   $   604,100   $     2,573   $32,230,440       --
                          ===========   ===========   ===========   ===========

  Premiums:
    Life ..............        98,471         2,925            64        95,610      0.7%
    Accident and Health        18,940         8,431        31,393        41,902     74.9%
    Annuity ...........        51,936            --            --        51,936       --
                          -----------   -----------   -----------   -----------
Total Premiums ........   $   169,347   $    11,356   $    31,457   $   189,448     16.6%
                          ===========   ===========   ===========   ===========

December 31, 1998
Life Insurance in Force   $ 5,157,694   $   579,949   $       446   $ 4,578,191       --
                          ===========   ===========   ===========   ===========

  Premiums:
    Life ..............        55,199         3,320            75        51,954      0.1%
    Accident and Health        16,144         6,470        23,215        32,889     70.6%
    Annuity ...........        15,496            --            --        15,496       --
                          -----------   -----------   -----------   -----------
Total Premiums ........   $    86,839   $     9,790   $    23,290   $   100,339     23.2%
                          ===========   ===========   ===========   ===========

December 31, 1997
Life Insurance in Force   $ 4,900,999   $   408,340   $     3,061   $ 4,495,720      0.1%
                          ===========   ===========   ===========   ===========

  Premiums:
    Life ..............        25,690         2,805            83        22,968      0.4%
    Accident and Health        16,266         6,470        22,449        32,245     69.6%
    Annuity ...........        41,216            --            --        41,216       --
                          -----------   -----------   -----------   -----------
Total Premiums ........   $    83,172   $     9,275   $    22,532   $    96,429     23.4%
                          ===========   ===========   ===========   ===========

      (b) The maximum amount retained on any one life by the Company is $1,000,000.

      (c) Reinsurance recoveries, which reduced death and other benefits, approximated $287,073,000, $12,396,000 and $6,110,000 respectively, for the years ended December 31, 1999, 1998 and 1997.

      The Company's reinsurance arrangements do not relieve it from its direct obligation to its insureds.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

12. Transactions with Related Parties

      (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded to affiliates amounted to $277,000 and $0, respectively, for the year ended December 31, 1999. Premium income and commission ceded for 1998 amounted to $89,000 and $2,000, respectively. Premium income and commission ceded for 1997 amounted to $144,000 and $2,000, respectively. Premium income and ceding commission expense assumed from affiliates aggregated $25,496,000 and $88,000, respectively, for 1999, compared to $19,536,000 and $(545,000), respectively, for 1998, and $20,661,000 and
$(602,000), respectively, for 1997.

      (b) The Company provides life insurance coverage to employees of the Parent and its domestic subsidiaries in connection with the Parent's employee benefit plans. The statement of income includes $5,366,000 in premiums relating to this business for 1999, $5,124,000 for 1998, and $5,769,000 for 1997.

      (c) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 1999, 1998 and 1997, the Company was charged $27,700,000, $23,757,000 and
$22,079,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $32,219,000, $28,405,000 and $26,941,000, respectively, for costs incurred by the Company but attributable to affiliates.

      (d) During 1997, a reinsurance treaty between the Company and Delaware American Life Insurance Company (Delam) covering certain annuity policies was terminated. Upon cancellation of this agreement, assets totaling $24,030,000 were transferred from Delam to the Company.

      (d) During 1999, the Company entered into a reinsurance treaty with Lexington Insurance Company whereby the Company ceded a block of Ordinary Life business and transferred cash and securities valued at $276,917,000.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                                 (in thousands)

                                                         June 30,   December 31,
                                                          2000         1999
                                                       ----------   ----------
                                                       (unaudited)
Assets

Investments and cash:
  Fixed maturities:
     Bonds available for sale, at market value         $5,050,813   $4,973,736
     (cost: 2000 - $5,180,300; 1999 - $5,076,750)
  Equity securities:
      Common stock
      (cost: 2000 - $12,837; 1999 - $12,837)               27,573       24,428
      Non-redeemable preferred stocks
      (cost: 2000 - $24,535; 1999 - $27,047)               24,042       26,602
Mortgage loans on real estate, net                        462,235      460,455
Real estate, net of accumulated
 depreciation of $7,247 in 2000 and $6,976 in 1999         18,612       18,937
Policy loans                                               10,063        9,986
Other invested assets                                      92,014       79,381
Short-term investments                                     63,050      143,766
Cash                                                           94          245
                                                       ----------   ----------

   Total investments and cash                           5,748,496    5,737,536

Amounts due from related parties                            9,844        9,470
Investment income due and accrued                          86,052       82,501
Premium and insurance balances receivable                  10,692       17,345
Reinsurance assets                                        321,456      306,663
Deferred policy acquisition costs                          48,428       46,655
Federal income tax receivable                                  --        6,598
Deferred income taxes                                      60,439       55,056
Separate and variable accounts                            450,349      423,534
Other assets                                                1,704        1,170
                                                       ----------   ----------

                             Total assets              $6,737,460   $6,686,528
                                                       ==========   ==========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                       June 30,     December 31,
                                                         2000           1999
                                                     -----------    -----------
                                                     (unaudited)

Liabilities

  Policyholders' funds on deposit                    $ 3,720,521    $ 3,741,873
  Future policy benefits                               1,756,335      1,713,163
  Reserve for unearned premiums                            8,222          5,948
  Policy and contract claims                             347,941        335,557
  Reserve for commissions, expenses and taxes              3,111          5,183
  Insurance balances payable                               9,373          7,565
  Federal income tax payable                                  38             --
  Amounts due to related parties                             617          3,320
  Separate and variable accounts                         450,349        423,534
  Other liabilities                                       29,600         32,137
                                                     -----------    -----------

                             Total liabilities         6,326,107      6,268,280
                                                     -----------    -----------

Capital funds

  Common stock, $200 par value; 16,125 shares
       authorized, issued and outstanding                  3,225          3,225
  Additional paid-in capital                             197,025        197,025
  Retained earnings                                      286,097        277,829
  Accumulated other comprehensive income                 (74,994)       (59,831)
                                                     -----------    -----------

                             Total capital funds         411,353        418,248
                                                     -----------    -----------

Total liabilities and capital funds                  $ 6,737,460    $ 6,686,528
                                                     ===========    ===========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                              STATEMENTS OF INCOME
                                 (in thousands)
                                   (unaudited)

                                                   For Six Months ended June 30,
                                                   -----------------------------
                                                        2000           1999
                                                     ---------      ---------
Revenues:
  Premiums                                           $ 125,553      $ 103,366
  Net investment income                                229,142        235,279
  Realized capital losses                              (23,392)        (8,606)
                                                     ---------      ---------

                  Total revenues                       331,303        330,039
                                                     ---------      ---------

Benefits and expenses:
  Benefits to policyholders                            132,649        118,822
  Increase in future policy benefits
   and policyholders' funds on deposit                 147,286        139,654
  Acquisition and insurance expenses                    37,707         32,267
                                                     ---------      ---------

                 Total benefits and expenses           317,642        290,743
                                                     ---------      ---------

Income before income taxes                              13,661         39,296
                                                     ---------      ---------

Income taxes (benefits):
   Current                                               2,562          1,649
   Deferred                                              2,831         12,348
                                                     ---------      ---------

                 Total income taxes                      5,393         13,997
                                                     ---------      ---------

Net income                                           $   8,268      $  25,299
                                                     =========      =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)


                                                        June 30,    December 31,
                                                          2000          1999
                                                       ---------    -----------
                                                      (unaudited)
Common stock

Balance at beginning of year                           $   3,225     $   3,225
                                                       ---------     ---------
Balance at end of year                                     3,225         3,225
                                                       ---------     ---------

Additional paid-in capital

Balance at beginning of year:                            197,025       197,025
                                                       ---------     ---------

Balance at end of year                                   197,025       197,025
                                                       ---------     ---------

Retained earnings
  Balance at beginning of year                           277,829       220,949
  Net income                                               8,268        56,880
                                                       ---------     ---------

  Balance at end of year                                 286,097       277,829
                                                       ---------     ---------

Accumulated other comprehensive income
  Balance at beginning of year                           (59,831)      194,918
  Unrealized appreciation (depreciation) of
       investments - net of reclassification
       adjustments                                       (23,377)     (400,842)
  Deferred income tax benefit (expense) on
       changes and future policy benefits                  8,214       146,093
                                                       ---------     ---------

  Balance at end of year                                 (74,994)      (59,831)
                                                       ---------     ---------

            Total capital funds                        $ 411,353     $ 418,248
                                                       =========     =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)

                                                             June 30,       June 30,
                                                              2000            1999
                                                           -----------    -----------
Cash flows from operating activities:
 Net income                                                $     8,268    $    25,299

Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Non-cash revenues, expenses, gains
  and losses included in income:
 Change in insurance reserves                                   57,829         23,788
 Change in premiums and insurance balances
  receivable and payable -net                                    8,461         (3,793)
 Change in reinsurance assets                                  (14,793)      (278,726)
 Change in deferred policy acquisition costs                    (1,773)        (2,464)
 Change in investment income due and accrued                    (3,550)        (3,164)
 Realized capital losses                                        23,392          8,606
 Change in current and deferred income taxes -net                9,467          5,581
 Change in reserves for commissions, expenses and taxes         (2,072)         1,334
 Change in other assets and liabilities - net                  (12,227)         3,872
                                                           -----------    -----------
Total adjustments                                               64,734       (244,966)
                                                           -----------    -----------
 Net cash (used in) provided by operating activities            73,002       (219,667)
                                                           -----------    -----------

Cash flows from investing activities:
 Cost of fixed maturities at market, sold                      144,501        478,322
 Cost of fixed maturities at market, matured or redeemed       270,970        352,210
 Cost of equity securities sold                                  2,511          1,135
 Realized capital (losses) gains                               (23,392)        (8,606)
 Purchase of fixed maturities                                 (510,021)    (1,123,435)
 Purchase of equity securities                                      --         (3,539)
 Mortgage loans granted                                        (52,250)       (42,000)
 Repayments of mortgage loans                                   50,474         83,499
 Change in policy loans                                            (78)          (271)
 Change in short-term investments                               80,716        167,067
 Change in other invested assets                               (12,641)       (14,012)
 Other - net                                                    (2,590)        30,819
                                                           -----------    -----------
  Net cash used in investing activities                        (51,800)       (78,811)
                                                           -----------    -----------

Cash flows from financing activities:
 Change in policyholders' funds on deposit                     (21,353)       141,551
                                                           -----------    -----------
 Net cash provided by financing activities                     (21,353)       141,551
                                                           -----------    -----------

Change in cash                                                    (151)      (156,927)
Cash at beginning of year                                          245        157,187
                                                           -----------    -----------
Cash at end of year                                        $        94    $       260
                                                           ===========    ===========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                       June 30,     December 31,
                                                         2000           1999
                                                      ---------     -----------
                                                     (unaudited)
Comprehensive income

Net income                                            $   8,268      $  56,880
                                                      ---------      ---------

Other comprehensive income

Unrealized appreciation (depreciation) of
     investments - net of reclassification
   adjustments                                          (23,377)      (400,842)
 Changes due to deferred income tax benefit
    (expense) on changes in
    future policy benefits                                8,214        146,093
                                                      ---------      ---------

 Other comprehensive income                             (15,163)      (254,749)
                                                      ---------      ---------

 Comprehensive income                                 $  (6,895)     $(197,869)
                                                      =========      =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

      Basis of Presentation: The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

                                   APPENDIX A

                                   Polaris VUL
                     Guaranteed Monthly Cost Insurance Rates
                        Per $1,000 of Net Amount at Risk
                           Male (Age Nearest Birthday)

   Attained           Monthly COI Rate       Attained           Monthly COI Rate
     Age           -----------------------     Age          -------------------------
                   Nonsmoker*      Smoker                   Nonsmoker*       Smoker
=====================================================================================
      0                 N/A        0.34845      50           0.40933         0.79730
      1                 N/A        0.08917      51           0.44603         0.87076
      2                 N/A        0.08251      52           0.48857         0.95257
      3                 N/A        0.08167      53           0.53612         1.04609
      4                 N/A        0.07917      54           0.59118         1.15132
      5                 N/A        0.07501      55           0.65209         1.26326
      6                 N/A        0.07167      56           0.71968         1.38441
      7                 N/A        0.06667      57           0.79146         1.50978
      8                 N/A        0.06334      58           0.86909         1.64353
      9                 N/A        0.06167      59           0.95675         1.78234
     10                 N/A        0.06084      60           1.05444         1.93624
     11                 N/A        0.06417      61           1.16302         2.10944
     12                 N/A        0.07084      62           1.28665         2.30447
     13                 N/A        0.08251      63           1.42787         2.52553
     14                 N/A        0.09584      64           1.58752         2.76931
     15             0.10751        0.13752      65           1.76394         3.03334
     16             0.11918        0.15586      66           1.95381         3.30841
     17             0.12835        0.17086      67           2.15965         3.59706
     18             0.13335        0.18003      68           2.38065         3.89427
     19             0.13835        0.18837      69           2.62186         4.21099
     20             0.14002        0.19254      70           2.89419         4.56071
     21             0.13919        0.19420      71           3.25305         4.94853
     22             0.13669        0.19170      72           3.55929         5.38973
     23             0.13418        0.18837      73           3.96902         5.88695
     24             0.13085        0.18420      74           4.42953         6.42941
     25             0.12668        0.17837      75           4.92413         7.02991
     26             0.12335        0.17336      76           5.45122         7.64974
     27             0.12168        0.17170      77           6.00585         8.27796
     28             0.12001        0.17003      78           6.58221         8.90442
     29             0.12001        0.17170      79           7.19473         9.54780
     30             0.12001        0.17503      80           7.86724        10.23622
     31             0.12252        0.18087      81           8.61695        10.98690
     32             0.12502        0.18670      82           9.46542        11.82145
     33             0.12918        0.19587      83          10.42336        12.74626
     34             0.13418        0.20671      84          11.47263        13.72670
     35             0.14085        0.21921      85          12.58987        14.73050
     36             0.14752        0.23422      86          13.75325        15.72512
     37             0.15669        0.25340      87          14.95279        16.69584
     38             0.16669        0.27508      88          16.16464        17.75732
     39             0.17837        0.30009      89          17.40526        18.80718
     40             0.19087        0.32844      90          18.69215        19.86094
     41             0.20588        0.36180      91          20.04733        20.93947
     42             0.22088        0.39599      92          21.51567        22.08818

   Attained           Monthly COI Rate       Attained           Monthly COI Rate
     Age           -----------------------     Age          ------------------------
                   Nonsmoker*      Smoker                   Nonsmoker*       Smoker
====================================================================================
     43             0.23839        0.43519      93          23.16008        23.56765
     44             0.25590        0.47606      94          25.25984        25.47888
     45             0.27674        0.52277      95          28.27411        28.27411
------------------------------------------------------------------------------------
     46             0.29926        0.56949      96          33.10677        33.10677
     47             0.32344        0.62038      97          41.68475        41.68475
     48             0.34929        0.67379      98          58.01259        58.01259
     49             0.37848        0.73387      99          83.33333        83.33333
------------------------------------------------------------------------------------

* Applicable to Preferred and Standard Nonsmoker Risks.

                                   Polaris VUL
                     Guaranteed Monthly Cost Insurance Rates
                        Per $1,000 of Net Amount at Risk
                          Female (Age Nearest Birthday)

   Attained           Monthly COI Rate       Attained           Monthly COI Rate
     Age           -----------------------     Age          ------------------------
                   Nonsmoker*      Smoker                   Nonsmoker*       Smoker
====================================================================================
      0                 N/A        0.24089      50          0.34929          0.54530
      1                 N/A        0.07251      51          0.37514          0.58367
      2                 N/A        0.06750      52          0.40433          0.62706
      3                 N/A        0.06584      53          0.43853          0.67796
      4                 N/A        0.06417      54          0.47356          0.72970
      5                 N/A        0.06334      55          0.51109          0.78395
      6                 N/A        0.06084      56          0.54947          0.83820
      7                 N/A        0.06000      57          0.58785          0.88996
      8                 N/A        0.05834      58          0.62456          0.93838
      9                 N/A        0.05750      59          0.66377          0.98848
     10                 N/A        0.05667      60          0.70967          1.04359
     11                 N/A        0.05750      61          0.76392          1.11457
     12                 N/A        0.06000      62          0.83236          1.20061
     13                 N/A        0.06250      63          0.91834          1.31673
     14                 N/A        0.06667      64          1.02021          1.44626
     15             0.07000        0.07834      65          1.13044          1.59170
     16             0.07334        0.08251      66          1.24906          1.73551
     17             0.07667        0.08667      67          1.36937          1.88521
     18             0.07917        0.09084      68          1.49055          2.02074
     19             0.08167        0.09418      69          1.62012          2.17305
     20             0.08417        0.09668      70          1.76979          2.33460
     21             0.08501        0.09834      71          1.94879          2.54396
     22             0.08667        0.10084      72          2.17053          2.80367
     23             0.08751        0.10251      73          2.44094          3.12054
     24             0.09001        0.10584      74          2.75926          3.49047
     25             0.09084        0.10751      75          3.11970          3.90183
     26             0.09334        0.11168      76          3.51565          4.34547
     27             0.09501        0.11501      77          3.94131          4.81137
     28             0.09751        0.11835      78          4.39675          5.29708
     29             0.10001        0.12335      79          4.89467          5.81782
     30             0.10334        0.12918      80          5.45628          6.39564
     31             0.10584        0.13418      81          6.10032          7.04935
     32             0.10918        0.14002      82          6.84571          7.79699
     33             0.11251        0.14585      83          7.70559          8.64662
     34             0.11835        0.15502      84          8.66019          9.64633
     35             0.12252        0.16169      85          9.70835         10.64717
     36             0.13002        0.17420      86         10.83105         11.78647
     37             0.13919        0.19004      87         12.03563         12.88645
     38             0.14919        0.20754      88         13.30897         14.13279
     39             0.16086        0.22755      89         14.67130         15.32034
     40             0.17336        0.25006      90         16.12162         16.69153
     41             0.18837        0.27758      91         17.68913         18.15714
     42             0.20337        0.30343      92         19.41995         19.76127
     43             0.21838        0.33011      93         21.39829         21.58524

   Attained           Monthly COI Rate       Attained           Monthly COI Rate
     Age           -----------------------     Age          ------------------------
                   Nonsmoker*      Smoker                   Nonsmoker*       Smoker
====================================================================================
     44             0.23339        0.35679      94         23.83051         23.83051
------------------------------------------------------------------------------------
     45             0.24923        0.38431      95         27.16158         27.16158
     46             0.25690        0.41267      96         32.32378         32.32378
     47             0.28425        0.44270      97         41.21204         41.21204
     48             0.30426        0.47356      98         57.81394         57.81394
     49             0.32511        0.50692      99         83.33333         83.33333
------------------------------------------------------------------------------------

* Applicable to Preferred and Standard Nonsmoker Risks.

                                   Polaris VUL
             Table of Acquisition Expenses Per $1,000 of Face Amount
                    (Applicable During First 5 Policy Years*)

---------------------------------------------------  ----------------------------------------------
  Issue Age             Female           Male            Issue             Female          Male
                                                          Age
===================================================  ==============================================
       0                 0.18            0.21              33               0.38           0.45
       1                 0.18            0.21              34               0.39           0.47
       2                 0.19            0.21              35               0.40           0.49
       3                 0.19            0.21              36               0.41           0.50
       4                 0.19            0.22              37               0.43           0.52
       5                 0.19            0.22              38               0.44           0.54
       6                 0.20            0.22              39               0.46           0.56
       7                 0.20            0.23              40               0.47           0.59
       8                 0.20            0.23              41               0.49           0.61
       9                 0.21            0.24              42               0.51           0.64
      10                 0.21            0.25              43               0.52           0.66
      11                 0.22            0.25              44               0.54           0.69
      12                 0.22            0.26              45               0.56           0.72
      13                 0.23            0.26              46               0.58           0.75
      14                 0.23            0.27              47               0.61           0.78
      15                 0.24            0.28              48               0.63           0.82
      16                 0.24            0.28              49               0.65           0.85
      17                 0.25            0.29              50               0.68           0.89
      18                 0.25            0.30              51               0.71           0.93
      19                 0.26            0.30              52               0.73           0.97
      20                 0.26            0.31              53               0.76           1.02
      21                 0.27            0.32              54               0.80           1.07
      22                 0.28            0.33              55               0.83           1.12
      23                 0.28            0.33              56               0.86           1.17
      24                 0.29            0.34              57               0.90           1.23
      25                 0.30            0.35              58               0.94           1.25
      26                 0.31            0.36              59               0.98           1.25
      27                 0.32            0.37              60               1.03           1.25
      28                 0.32            0.38              61               1.08           1.25
      29                 0.33            0.40              62               1.13           1.25
      30                 0.34            0.41              63               1.19           1.25
      31                 0.35            0.42           64 - 85             1.25           1.25
      32                 0.36            0.44
---------------------------------------------------  ----------------------------------------------

*Also applicable on the Increase Amount during the first 5 years following an applied for increase in Face Amount.

                                   Polaris VUL
                       Table of Initial Surrender Charges
                            Per $1,000 of Face Amount
                                      Male

-----------------------------------------------------  ----------------------------------------------------
  Issue Age           Nonsmoker*         Smoker              Issue             Nonsmoker*         Smoker
                                                             Age
=====================================================  ====================================================
       0                 N/A              11.76               29                 15.53            18.42
       1                 N/A              11.76               30                 15.86            18.90
       2                 N/A              11.91               31                 16.22            19.40
       3                 N/A              12.07               32                 16.51            19.86
       4                 N/A              12.16               33                 16.92            20.44
       5                 N/A              12.34               34                 17.26            20.96
       6                 N/A              12.52               35                 17.64            21.53
       7                 N/A              12.65               36                 18.13            22.22
       8                 N/A              12.86               37                 18.57            22.88
       9                 N/A              13.00               38                 19.04            23.57
      10                 N/A              13.16               39                 19.54            24.32
      11                 N/A              13.41               40                 20.01            25.04
      12                 N/A              13.60               41                 20.59            25.88
      13                 N/A              13.87               42                 21.13            26.70
      14                 N/A              14.06               43                 21.80            27.66
      15               12.61              14.26               44                 22.44            28.60
      16               12.82              14.54               45                 23.12            29.60
      17               12.94              14.74               46                 23.86            30.67
      18               13.08              14.95               47                 24.67            31.82
      19               13.31              15.24               48                 25.44            32.95
      20               13.46              15.46               49                 26.39            34.26
      21               13.62              15.70               50                 27.30            34.34
      22               13.80              15.96               51                 28.31            34.34
      23               14.08              16.31               52                 29.41            34.34
      24               14.28              16.61               53                 30.51            34.34
      25               14.51              16.93               54                 31.71            34.34
      26               14.75              17.29               55                 33.01            34.34
      27               15.02              17.66             56-85                34.34            34.34
      28               15.31              18.07
-----------------------------------------------------  ----------------------------------------------------

* Applicable to Preferred and Standard Nonsmoker Risks.

                                   Polaris VUL
                       Table of Initial Surrender Charges
                            Per $1,000 of Face Amount
                                     Female

-----------------------------------------------------  ----------------------------------------------------
  Issue Age           Nonsmoker*         Smoker              Issue             Nonsmoker*         Smoker
                                                             Age
=====================================================  ====================================================
      0                   N/A             11.02               31                 15.38            16.99
      1                   N/A             11.04               32                 15.70            17.36
      2                   N/A             11.07               33                 15.94            17.69
      3                   N/A             11.20               34                 16.29            18.12
      4                   N/A             11.32               35                 16.66            18.58
      5                   N/A             11.46               36                 17.05            19.07
      6                   N/A             11.52               37                 17.38            19.49
      7                   N/A             11.67               38                 17.83            20.04
      8                   N/A             11.83               39                 18.22            20.52
      9                   N/A             11.91               40                 18.72            21.13
     10                   N/A             12.09               41                 19.16            21.68
     11                   N/A             12.18               42                 19.63            22.26
     12                   N/A             12.38               43                 20.22            22.95
     13                   N/A             12.49               44                 20.76            23.60
     14                   N/A             12.71               45                 21.33            24.29
     15                 12.05             12.84               46                 21.95            25.02
     16                 12.24             13.06               47                 22.52            25.70
     17                 12.35             13.20               48                 23.23            26.52
     18                 12.55             13.45               49                 23.99            27.40
     19                 12.68             13.61               50                 24.70            28.25
     20                 12.89             13.88               51                 25.49            29.15
     21                 13.04             14.06               52                 26.42            30.21
     22                 13.20             14.26               53                 27.32            31.25
     23                 13.45             14.57               54                 28.22            32.27
     24                 13.63             14.80               55                 29.27            33.46
     25                 13.82             15.04               56                 30.40            34.34
     26                 14.03             15.30               57                 31.53            34.34
     27                 14.25             15.59               58                 32.76            34.34
     28                 14.58             15.96               59                 34.12            34.34
     29                 14.83             16.28              60-85               34.34            34.34
     30                 15.10             16.62
-----------------------------------------------------  ----------------------------------------------------

* Applicable to Preferred and Standard Nonsmoker Risks.

                                   APPENDIX B

                          AVERAGE ANNUAL TOTAL RETURNS
                            As of December 31, 1999

                                          Inception                                                  Since
                                             Date      1 Year     3 Years    5 Years    10 Years   Inception
                                             ----      ------     -------    -------    --------   ---------
Anchor Series Trust

  Wellington Management Company, LLP
    Capital Appreciation Portfolio          3/23/87     67.58       36.95      34.03      23.57      20.08
    Growth Portfolio                        9/5/84      26.94       28.76      27.52      17.60      16.80
    Government and Quality Bond  Portfolio  9/5/84      -1.65        5.56       7.64       7.44       9.04
    Natural Resources Portfolio             1/4/88      41.51        2.26       7.46       6.06       7.50

SunAmerica Series Trust

  Alliance Capital Management L.P.
    Global Equities Portfolio               2/9/93      30.94       22.78      20.29        n/a      16.99
    Alliance Growth Portfolio               2/9/93      33.07       38.60      37.66        n/a      27.69
    Growth-Income Portfolio                 2/9/93      30.04       31.55      30.52        n/a      22.22

  Davis Selected Advisers, L.P.
    Davis Venture Value Portfolio          10/28/94     16.11       21.05      24.92        n/a      23.75
    Real Estate Portfolio                   6/2/97      -7.42         n/a        n/a        n/a      -2.92

  Federated Investors, Inc.
    Corporate Bond Portfolio                7/1/93      -1.85        4.90       5.11        n/a       4.57
    Federated Value Portfolio               6/3/96       6.19       18.08        n/a        n/a      17.52
    Utility Portfolio                       6/3/96       1.78       13.43        n/a        n/a      13.93

  Goldman Sachs Asset Management/
  Goldman Sachs Asset Management International

    Asset Allocation Portfolio              7/1/93       9.44       11.26      15.65        n/a      12.77
    Global Bond Portfolio                   7/1/93       8.09        6.48       9.20        n/a       6.99

  MFS Investment Management

    MFS Growth and Income Portfolio                2/9/93       5.93     19.05    20.92     n/a     15.05
    MFS Total Return Portfolio                    10/28/94      2.88     12.86    15.07     n/a     14.46
    MFS Mid-Cap Growth Portfolio                   4/1/99        n/a       n/a      n/a     n/a     64.96

  Morgan Stanley Asset Management

    International Diversified Equities Portfolio  10/28/94     24.59     16.25    13.63     n/a     12.38
    Worldwide High Income Portfolio               10/28/94     19.31      4.56    11.62     n/a     10.74

  Putnam Investments

    Emerging Markets Portfolio                     6/2/97      77.45       n/a      n/a     n/a      4.52
    Putnam Growth Portfolio                        2/9/93      29.71     32.30    28.31     n/a     20.01
    International Growth and Income Portfolio      6/2/97      24.18       n/a      n/a     n/a     15.87

  SunAmerica Asset Management Corp.

    Aggressive Growth Portfolio                    6/3/96      84.66     34.56      n/a     n/a     30.10
    SunAmerica Balanced Portfolio                  6/3/96      21.40     23.48      n/a     n/a     22.67
    Cash Management Portfolio                      2/9/93       4.87      5.05     5.11     n/a      4.57
    "Dogs" of Wall Street Portfolio                4/1/98      -7.08       n/a      n/a     n/a     -4.64
    High-Yield Bond Portfolio                      2/9/93       6.50      5.75     9.13     n/a      7.55

This portfolio performance information is for illustrative purposes only and is not intended to indicate or predict future performance.

The performance information reflects the total of the income generated by the portfolio net of the total portfolio operating expenses (i.e., management fees and other expenses), plus capital gains and losses, realized or unrealized. The performance results do not reflect charges deducted from premium, Account Value, or Variable Account assets (for example, the mortality and expense risk charge, monthly deductions, cost of insurance, surrender charge, sales load, DAC taxes, and any state or local premium taxes). If these charges were included, the total return figures would be lower.

                                  [Back cover]

The Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains additional information about American International Life Assurance Company of New York, Variable Account B, and the policy, which may be of interest to you. The web site also contains additional information about the policy's variable investment options.

Investment Company Act File Number 811-4685-1

                           Part II - Other Information

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                 REPRESENTATION

American International Life Assurance Company of New York represents that the fees and charges deducted under the Policy covered by this registration statement, in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Under its Bylaws, the Company, to the full extent permitted by New York law shall indemnify any person who was or is a party to any proceeding (whether brought by or in right of the Company or otherwise) by reason of the fact that he or she is or was a Director of the Company, or while a Director of the Company, is or was serving at the request of the Company as a Director, Officer, partner, Trustee, Employee, or Agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

The company shall extend such indemnification, as is provided to directors above, to any person, not a director of the Company, who is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan. In addition, the Board of Directors of the Company may, by resolution, extend such further indemnification to an officer or such other person as may to it seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to such provision of the bylaws or statutes or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by Variable Account B, the Company will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The Prospectus consisting of ___ pages.
     The undertaking to file reports.
     Representation.
     The signatures.

     Written consents of the following persons:
         Kenneth D. Walma
         Consent of Actuary
         Jorden Burt Cicchetti Berenson & Johnson LLP
         PricewaterhouseCoopers LLP

The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2, unless indicated otherwise.

      (1) Certificate of Resolution for American International Life Assurance Company of New York, dated June 5, 1986, authorizing the issuance and sale of variable life contracts.*

      (2)   N/A

      (3) Principal Underwriter's Agreement between American International Life Assurance Company of New York and American International Fund Distributors, dated August 15, 1989.*

      (4)   N/A

      (5)   (a)   Form of Flexible Premium Variable Universal Life Insurance

                  Policy (2VUL1294NY).*

            (b)   Form of Group Variable Universal Life Policy (2VUL1294NY-G).*

            (c) Form of Certificate of Group Variable Universal Life (2VUL1294NY-C).*

            (d) Form of Group Flexible Variable Life Insurance Policy (21GVULD997).**

            (e) Form of Certificate of Group Flexible Variable Universal Life (26GVULD997).**

            (f)   Form of Premium Variable Life Insurance Policy (21VUL399)*****

            (g)   Form of Premium Variable Life Insurance Policy
                  (21VUL399-NY)******

      (6)   (a)   By-Laws of American International Life Assurance Company of
                  New York, (as amended on 3/25/75);*

            (b) Charter of American International Life Assurance Company of New York, dated March 5, 1962;*

            (c) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated February 4, 1972;*

            (d) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated January 18, 1985;*

            (e) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 1, 1987;*

            (f) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated March 22, 1989;*

            (g) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 27, 1991.*

      (7)   N/A

      (8)   (a)   Powers of Attorney;***
            (b)   Power of Attorney ****

      (9)   N/A

      (10)  (a)   Form of Life Insurance Application (24APP0396NY).*

            (b)   Form of Supplemental Application (2VULSUP1294NY).*

            (c)   Form of Group Life Insurance Application (24GVAPP997).**

            (d)   Form of Supplemental Application (24GVSUP997).**

      (11)  Code of Ethics.

2. Opinion and Consent of Counsel as to legality of securities being registered (filed electronically herewith).

3.    Consent of Actuary (filed electronically herewith).

4.    N/A

5.    Consent of Independent Accountants (filed electronically herewith).

6. Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP (filed electronically herewith).

7.    Memorandum Regarding Administrative Procedures.*

* Incorporated by reference to Registrant's Post-Effective Amendment, No. 4 filed on Form S-6 (File No. 33-90686), dated October 27, 1998.

** Incorporated by reference to Registrant's filing filed on Form S-6 (File No. 333-48457), dated March 23, 1998.

*** Incorporated by reference to Registrant's Post-Effective Amendment, No 2 filed on Form S-6 (File No. 33-90686), dated May 1, 1997.

**** Incorporated by reference to Registrant's Post-Effective Amendment, No. 12 filed on N-4 (File No. 33-39170), dated April 28, 2000.

***** Incorporated by reference to Registrant's filing filed on Form S-6 (File
      No. 333-38324), dated June 1, 2000.

****** Incorporated by reference to Registrant's filing filed on Form S-6 (File
       No. 333-49128), dated September 5, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wilmington and State of Delaware on this 10th day of November, 2000.


                                        VARIABLE ACOUNT B
                                        -----------------
                                           (Registrant)


                                        By: AMERICAN INTERNATIONAL LIFE
                                        ASSURANCE COMPANY OF NEW YORK
                                        ----------------------------------------
                                           (Sponsor)


                                        By: /s/ Kenneth D. Walma
                                        ----------------------------------------
                                        Kenneth D. Walma, Vice President and
                                        General Counsel


Attest: /s/ James A. Bambrick
       -----------------------------
                  (Name)

       Chief Operating Officer
       -----------------------------
                  (Title)

Pursuant to the requirements of the Securities and Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:
================================================================================

Signature                           Title                     Date


Michele L. Abruzzo*                 Director                  November 10, 2000
--------------------------
/s/ Michele L. Abruzzo


Paul S. Bell*                       Director                  November 10, 2000
--------------------------
/s/ Paul Bell


Marion E. Fajen*                    Director                  November 10, 2000
--------------------------
/s/ Marion E. Fajen


Patrick J. Foley*                   Director                  November 10, 2000
--------------------------
/s/ Patrick J. Foley


Cecil C. Gamwell, III*              Director                  November 10, 2000
--------------------------
/s/ Cecil C. Gamwell, III


Maurice R. Greenberg*               Director                  November 10, 2000
--------------------------
/s/ Maurice R. Greenberg


Jack R. Harnes*                     Director                  November 10, 2000
--------------------------
/s/ Jack R. Harnes


John I. Howell*                     Director                  November 10, 2000
--------------------------
/s/ John I. Howell


Jerome T. Muldowney*                Director                  November 10, 2000
--------------------------
/s/ Jerome T. Muldowney

Robinson K. Nottingham*             Director                  November 10, 2000
--------------------------
/s/ Robinson K. Nottingham


John Oehmke*                        Chief Financial           November 10, 2000
--------------------------          Officer
/s/ John Oehmke


Nicholas A. O'Kulich*               Director                  November 10, 2000
--------------------------
/s/ Nicholas A. O'Kulich


Edmund Sze-Wing Tse*                Director                  November 10, 2000
--------------------------
/s/ Edmund Sze-Wing Tse


Elizabeth M. Tuck*                  Secretary                 November 10, 2000
--------------------------
/s/ Elizabeth M. Tuck


Gerald Walter Wyndorf*              Director                  November 10, 2000
--------------------------
/s/ Gerald Walter Wyndorf


By: /s/ Kenneth D. Walma
    ----------------------
    Kenneth D. Walma
    Attorney in Fact

                                INDEX TO EXHIBITS

EXHIBIT

2.    Opinion and Consent of Counsel

3.    Opinion and Consent of Actuary

5.    Consent of Independent Accountants

6.    Consent of JordenBurt